The Corporate Profile
      Data Transmission Network Corporation (DTN(R)), an electronic information and communications services company headquartered in Omaha, Nebraska, is a leader in the delivery of time-sensitive information (NEWS...NOT HISTORY(R)). DTN is committed to providing comprehensive, timely and affordably priced information to our customers. DTN's services are tailored to meet subscribers' needs and are valuable tools in managing business and personal affairs.

      The Company began operations in 1984, went public in January 1987, and continues to evolve into a full-service information provider and communications network. DTN distributes information via small dish Ku-band satellite, the Internet, FM radio side-band channels, TV cable (VBI-vertical blanking interval via satellite delivery to cable stations), FAX and e-mail. Subscribers receiving information via satellite utilize a DTN receiver capturing information around the clock and converting it to text, graphics and audio.

      Prior to 1992, DTN supported only a monochrome receiver system capable of receiving and displaying information. In 1992, the Company introduced the Advanced Communications EngineSM (ACE) receiver that expanded the information and communication services provided by the Company. DTN receivers contain multiple processors for capturing, manipulating and displaying high-resolution color video pictures, graphics and text. In addition, these processors provide the ability to play audio clips and to utilize a phone modem. The ACE receiver is equipped with an internal hard drive allowing processed information to be stored, archived and then displayed by using the built-in control panel, a keyboard or a mouse. In 1995, DTN began to offer services on the Internet. This distribution technology has become a significant part of the Company's strategy for the future.

      DTN's services reach subscribers in the U.S. and Canada. The Company receives the majority of its revenues from the agricultural, weather, financial and energy industries. These industries and the services offered are profiled on pages 16-19 of this report.

      DTN's strategy is to focus on growing the business organically, through acquisitions and by pursuing opportunities to provide services to niche markets within other industries.

      Led by customer suggestions and demands, Data Transmission Network Corporation has engineered growth and evolution from what we were--the first low-cost, electronically delivered agricultural commodities information service, to what we are today--a multi-faceted information provider, utilizing a full range of technological communication systems to deliver the most valuable of commodities, timely information.

                            Our Mission is to provide
                  the best information and analysis available,
                                       as
          quickly as possible, at an affordable cost to our customers.
                               Among many things
                        critical to successfully meeting
                 these commitments, the three most important are
           customer service, customer service, and customer service.
                     As fellow shareholders of the Company,
                        DTN employees' number one goal is
             the long-term enhancement of the value of the Company.

                                       1

Contents

Selected Consolidated Financial Highlights                                              2
Five Years in Review                                                                    3
Letter to Shareholders                                                                  4
Information Technology Update                                                           8
Business Review                                                                        10
Information Distribution Technology                                                    10
Services and Equipment Offered                                                         15
Industries and Services at a Glance                                                    16
The Agricultural Industry                                                              20
The Weather Industry                                                                   26
The Financial Services Industry                                                        32
The Energy Industry                                                                    36
The Transportation Industry                                                            38
Selected Historical Consolidated Financial Data                                        40
Management's Discussion and Analysis                                                   41
Management's Responsibility for Financial Statements and Independent Auditor's Report  49
Consolidated Financial Statements                                                      50
Notes to Consolidated Financial Statements                                             54
Quarterly Data and Trading Information                                                 63
Board of Directors and Corporate Officers                                              64

                                       2
                                    - 736 -


Selected Consolidated Financial Highlights


                                                                                                    Percent
                                                                  1998             1997              Change
For the Year
  Revenues                                                    $148,986,346       $126,374,352          18 %
  Operating cash flow(1)                                        53,013,798         54,698,708          (3)%
  Cash provided by operating activities(2)                      42,415,869         47,543,395         (11)%
  Income (loss) before income taxes and extraordinary item(3)   (4,068,563)         3,407,081           -
  Net income (loss)(4)                                          (3,742,759)         2,236,081           -
  Diluted income (loss) per share(4)                          $       (.33)      $        .19           -

At Year End
  Total assets                                                $197,185,082       $162,430,898           21 %
  Long-term debt and subordinated notes                        100,619,998         72,891,370           38 %
  Shareholders' equity                                          32,149,886         32,196,173           -
  Book value per share                                        $       2.79       $       2.89           (3)%

Key Indicators
  Total subscribers at year-end                                    159,300            158,800           -
  Subscriber retention rate                                         80.6 %             88.1 %           (9)%
  Net development costs(5)                                    $  6,533,965       $  5,199,605           26 %
  Operating cash flow from core services(6)                   $ 59,434,670       $ 59,701,141           -

As a Percent of Revenue
  Operating cash flow(1)                                            35.6 %             43.3 %
  Cash provided by operating activities(2)                          28.5 %             37.6 %
  Operating cash flow from core services(6)                         40.8 %             48.5 %
  Depreciation and amortization                                     32.8 %             33.5 %
  Interest expense                                                   5.7 %              7.2 %
  Net income (loss) before income taxes and
    extraordinary item                                              (2.7)%              2.7 %



1 Operating income before depreciation and amortization expense (EBITDA). Excluding the $5.8 million non-recurring satellite costs, operating cash flow would have been $58.8 million in 1998 compared to $54.7 million in 1997, an increase of 8%. As a percent of revenue, operating cash flow would have been 39.5% and 43.3% for 1998 and 1997, respectively.

2 Excluding the $5.8 million non-recurring satellite costs, cash provided by operating activities would have been $48.2 million in 1998 compared to $47.5 million in 1997. As a percent of revenue, cash provided by operating activities would have been 32.4% and 37.6% for 1998 and 1997, respectively.

3 Income (loss) before income taxes, extraordinary item and $5.8 million non-recurring satellite costs would have been income of $1.7 million in 1998 compared to $3.4 million in 1997.

4 Net income before the $5.8 million non-recurring satellite costs ($3.7 million net of tax) and $1.7 million debt extinguishment charges ($1.1 million net of tax) would have been $1.0 million of $.09 per share in 1998 compared to $2.2 million or $.19 per share in 1997.

5 Net Development Costs are defined as the sum of 1) market research activities, 2) hardware and software engineering, research and development and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services.

6 Core services are services no longer in the initial development process. Operating cash flow from core services as a percent of revenue is calculated on core services revenue. Excluding the $5.8 million non-recurring satellite costs, operating cash flow from core services would have been $65.2 million in 1998 compared $59.7 million in 1997. As a percent of revenue, operating cash flow from core services would have been 44.7% and 48.5% for 1998 and 1997, respectively.


                                      3

                              FIVE YEARS IN REVIEW
--------------------------------------------------------------------------------
GRAPHS IN TABULAR FORM:
                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----

  Revenues
($ millions)              46.1      62.3      98.4     126.4      149.0


                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----
Operating Cash Flow
    ($ millions)          15.8      23.2      40.4      54.7      53.0
                                                                  58.8*



                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----
Operating Cash Flow
(percent of revenue)       34%       37%       41%      43.3%      36%
                                                                   40%*


                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----
Net Development Costs
    ($ millions)           4.3       3.7       5.3       5.2       6.5


                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----
Subscribers At Year End
      (thousands)         82.0      95.9      145.9     158.8     159.3


                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----
Subscriber Retention Rate
       (percent)          89.8      91.0      89.3      88.1      80.6


                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----
Annual Revenue
Per Subscriber
($ based on average
 subscribers)             591       700       775       830       937



                          1994      1995      1996      1997      1998
                          ----      ----      ----      ----      ----
Annual Operating Cash
Flow Per Subscriber
($ based on average
 subscribers)             202       260       318       359       333
                                                                  370*


*Pro-forma results before $5.8 million non-recurring satellite costs.




                                       4

Letter to Shareholders

      Those of you that have been reading my letter to shareholders for the last several years have become accustomed to me leading off with various financial highlights, i.e. subscriber numbers, revenue, cash flow, cash flow as a percent of revenue, etc. Some of these financial highlights are not too stellar for 1998. So, in keeping with my propensity to brag, I am rearranging this writing vs. previous years and will first discuss some powerful strategic accomplishments concluded in 1998.

      The combination of organic growth and strategic acquisitions has enabled us to grow the Company's revenues, operating cash flow (EBITDA) (excluding non-recurring satellite costs) and per share value at compounded rates of 33%, 35% and 26%, respectively, for the past five years. I am proud of, and will take some credit for, our revenue and cash flow growth. However, I prefer to minimize reference to influence on price per share changes, as these are subjected to vagaries of the market place and a myriad of influences beyond my control.

      Keeping with our strategy to acquire businesses that fit into our business model, the following is a summary of our accomplishments for 1998:

      Market Information of Colorado, Inc. (MIC) - In February, DTN acquired 100 subscribers receiving real-time commodities and futures information from MIC for $135,000 cash.

      CDS Group, Inc. - In March, DTN acquired CDS Group, Inc. for $250,000 cash. CDS is engaged in the business of marketing software for tracking bales of cotton for businesses in the cotton industry. This acquisition compliments our July, 1997 acquisition of The Network, Inc., an electronic cotton trading network.

      SmartServ Online, Inc. In April, DTN acquired the exclusive rights to market the Internet-based financial services information products of SmartServ Online and their Internet information distribution technology for a total of $1,905,000 cash commitment for the first twelve months. These services include: DTN.IQ, a real-time, tick-by-tick stock quote and news service, and TradeNet and BrokerNet, real-time trading and account information products for the brokerage industry. This agreement transferred the 850 subscribers using SmartServ Online to DTN. All new subscribers to these services will be DTN customers, and DTN will pay SmartServ Online, Inc. an ongoing royalty based on revenues.


      Through this alliance, DTN received the following:

      1)  a  proven  Internet   real-time  quote  and  news  service   providing
      convenience and advanced features for the user;

      2) the ability to facilitate electronic trading via the Internet, good for many applications, but more specifically applicable to broker-dealers that do not possess this technology;

      3) access to a talented development team to support and enhance the new products; and

      4) an additional 850 subscribers.

      National Datamax, Inc. - In June, DTN completed the acquisition of 100% of the capital stock outstanding of National Datamax, a software development and information services firm specializing in integrated systems for the financial services industry. DTN paid $3.0 million in cash, plus an earn-out based on revenue growth from the quarter ending December 31, 1997, through the quarter ending September 30, 1999, which is estimated to be approximately $2.0 million, based on growth projections. Through this acquisition, DTN acquired the following:

      1) advanced software programs for investment professionals with useful "back office" and client applications;

      2) a developed and stable private network (WAN) and Internet site for delivering information to professional and institutional customers;

      3) established vendor relationships providing historical and fundamental data for mutual funds, variable annuities and equities; and

      4)  2,000  customers   (investment   professionals  in  the  higher  level
      institutional market).

      Kavouras, Inc. - In July, DTN closed the acquisition of 100% of the capital stock outstanding of Kavouras for a total purchase price of approximately $22.7 million. Kavouras is engaged in the development, design, manufacture, marketing and service of meteorological equipment and provides weather-related services to government, aviation, commercial broadcast and other industries. Among the products provided by Kavouras are the Triton Doppler Radar, the most advanced and powerful Doppler radar

                                       5
      in the world, and the Triton RT, a multiprocessor-based high performance on-air graphics and animation weather workstation. The Triton RT features real-time processing of exclusive 4-D Flythrough/Lookdown animation sequences using a complete array of weather graphic images.

      Through this acquisition, DTN accomplished the following:

      1) control of a major source of content that will enable DTN to strengthen its role as a leading provider of timely weather information;

      2) the ability to expand its weather services into the middle market;

      3) entry into high-end weather markets (commercial broadcasting);

      4)vertical integration from the weather source (radar) to the final data display;

      5) exposure to international markets; and

      6) an experienced management and R&D team.

      Weather Services Corporation - In December, DTN closed the acquisition of 100% of the capital stock outstanding of Weather Services Corporation
      (WSC) for $3.8 million cash and a warrant to purchase 20,000 shares of DTN common stock at $34.00. WSC is one of the largest sources for meteorological consulting and worldwide commercial weather information.

      The strategic acquisition of WSC provides name awareness for DTN Kavouras Weather Services, a division of DTN, through valuable contracts with high profile customers including America Online, Inc. (NYSE:AOL), the world's largest online service, USA Today and numerous utilities, broadcasters, agribusinesses and municipalities.

      Current annualized revenue from the above acquisitions is approximately $25 million. These acquisitions are strategically significant to DTN and should make a significant contribution to our growth.

      Our strategy also includes the growth of our core businesses; and, therefore, we made a decision related to our sales force, which we think will have a positive impact on sales going forward. We de-centralized our sales force in the third quarter of 1998. Our district sales representatives and sales management were assigned to a specific division and specialize in the sale of those services targeted at that industry. We believe this is an evolutionary process and that the day-to-day management of the sales personnel by product management will have a positive impact on the sales of our core services.

      In addition to our plans for organic growth and strategic acquisitions, we are focusing on our Internet technology and services (www.dtn.com). The company had 4,700 Internet subscribers at the end of fiscal 1998.

      The agricultural division, DTN's largest industry niche, has grown its Internet subscribers (www.agdayta.com) from approximately 1,100 at the end of 1997 to 2,700 at the end of 1998.

      DTN's Internet real-time financial service, DTN.IQ (www.dtniq.com), released in June 1998, had 1,800 subscribers at the end of fiscal 1998. In January 1999, DTN announced plans to merge SmartServ Online, Inc. (SSOL) into DTN. SSOL is the company that licensed its Internet technology to DTN to provide the DTN.IQ service. This transaction will expand DTN's presence in the Internet and wireless communications arena with services for equity and bond trading transactions on the Internet.

      DTN Financial Services will continue to focus on developing strategic online brokerage alliances to provide quotes, news, charts and other services to the brokers' customers such as the agreement announced in October of 1998 with Atlantic Financial (www.atlanticfinancial.com) and Wang Investment Associates (www.Wangvest.com), in January of 1999. The company will aggressively target

                                       6
broker-dealers and their representatives with the National Datamax services acquired in 1998.

      In December of 1998, DTN and GlobalView Software, Inc. (GVSI) announced the release of a new Internet service for the energy industry (www.energyview.com). The service provides Internet users with real-time and historical energy market information including quotes, news and weather.

      DTN continues to develop new technologies for the distribution of its information and communication services. The company has developed satellite technology to provide our information products using DIRECTV's eighteen-inch dish. DIRECTV, including its recent acquisition of PrimeStar, has approximately 7 million subscribers. We have just begun to market our first information service via this delivery. Most of our information services will be offered on this platform by May of 1999. To help facilitate implementation of our strategies, DTN secured a $122.9 million revolving credit line from our bank group which was closed in January of 1999. The company is also working with cable TV providers to offer other information services.

      That's about it for the bragging, now comes the grueling reality of the numbers. Bear in mind as you read our 1998 operating results that we had three major adverse and unusual circumstances to deal with in 1998. During 1998 the agricultural community saw some very tough times. The satellite delivering our services went out of control creating the need for us to assist our customers with the realignment of tens of thousands of satellite dishes; and, by shareholder direction, the company was pursuing the sale or merger of the Company.

      The following is a brief summary of our operating results for fiscal 1998 compared to fiscal 1997 followed by a discussion of the impact of the above mentioned adverse and unusual circumstances effecting 1998.

      o Total subscribers were 159,300 at the end of 1998 compared to 158,800 for 1997.

      o  Total  revenues  for  1998  grew  18%  to   $148,986,346   compared  to
      $126,374,352 for 1997.

      o Operating cash flow (EBITDA) for 1998 decreased 3% to $53,013,798 compared to $54,698,708 for 1997.

      o The net loss for 1998 was $3,742,759 or $.33 per diluted share compared to net income of $2,236,081 or $.19 per diluted share for 1997.

      o Operating cash flow (EBITDA) for 1998 as a percentage of revenue was 35.6% compared to 43.3% for 1997.

      o Subscription revenue for all subscribers on a per subscriber per month basis for 1998 was $62.63 compared to $55.10 for 1997.

      o Subscription revenue for all new subscription sales on a per subscriber per month basis for 1998 was $77 compared to $68 for 1997.

      o Operating revenue, consisting of subscriptions, additional services, communications and advertising for 1998 increased 11% to $73.80 per subscriber per month compared to $66.29 for 1997.

      A couple of material non-recurring events occurred in 1998 that affected our results. First, we retired our $15,000,000 11.25% Senior Subordinated Notes Due 2004. This retirement included a one-time charge, net of tax, of $1,076,880 in the first quarter of 1998. The one-time charge consisted of a pre-payment fee of $1,125,000 plus unamortized debt issuance and discount costs, less a tax benefit of $606,000. The present value of this decision based on our analysis was a benefit of $940,000.

      Second, DTN released information to investors and our customers that PanAmSat lost control of the Galaxy IV satellite on May 19, 1998. The Company switched DTN FarmDayta subscribers to the Galaxy 3R satellite and all other DTN subscribers to the Telestar 5 satellite. The Company's costs related to the failure of Galaxy IV include telecommunications, labor, satellite costs and customer communications. These unusual non-recurring costs, on a pre-tax basis, were estimated to be $5.8 million ($3.7 million after tax) and were recorded in May, impacting the second quarter 1998 results. In addition to the above identified non-recurring costs, our entire sales force spent the better part of eight weeks (mid May to early July) assisting customers with the realignment of their satellite dish. Needless to say, this event had a significant one-time affect on our 1998 operating results.

                                       7

      For comparative purposes, if we exclude these two non-recurring items from operating cash flow (EBITDA) and net income we get the following results:

      o Operating cash flow for 1998 would have increased 8% to $58,813,798 compared to $54,698,708 for 1997.

      o Net Income for 1998 would have been $1,046,121 or $.09 per diluted share compared to $2,236,081 or $.19 per diluted share for 1997.

      Due to our acquisition and development activities, a further analysis of our results is necessary. DTN's July 1st acquisition of Kavouras, Inc., in Minneapolis, added a new market niche for the Company, the manufacture and sale of various meteorological equipment and radar systems. The Kavouras acquisition added $4.8 million of meteorological equipment and radar sales for the second half of 1998. Total Kavouras revenues for fiscal 1998 were $9.2 million on a consolidated basis.

      Kavouras equipment sales have lower EBITDA margins than subscription sales, and will tend to lower the Company's total operating cash flow margin. A further analysis shows that excluding Kavouras operating results and the non-recurring satellite costs, operating cash flow margin for 1998 was 41.5% compared with 43.3% for 1997.

      During the second half of 1998, the Company expanded activities related to the development of new services. Net Development Costs are defined as:

      1) market research activities;

      2) the expenses of hardware and software engineering, research and development; and

      3) the negative operating cash flow (prior to corporate allocations plus interest) of new services, for the fiscal year of 1998 increased to $6.5 million compared to $5.2 million for the fiscal year of 1997. The Kavouras operations contributed $1.3 million to net development costs for fiscal 1998.

      Operating cash flow margin from core services (core services are services no longer in the initial development process) for the fiscal year of 1998 was 40.8%. This margin, excluding Kavouras operating results and the non-recurring satellite costs, for the fiscal year 1998 was 47.2% compared to 48.5% for the same period of 1997.

      The decrease in operating income is primarily related to the $5.8 non-recurring satellite costs and lower operating income from acquired operations due to lower operating cash flow margins and increased amortization expense related to these acquisitions. Amortization expense related to acquisitions for the second half of 1998 was $5.3 million compared to $3.1 million for the second half of 1997. Amortization expense related to acquisitions was $8.4 million in 1998 compared to $5.9 million for 1997.

      The above concludes my summary (with a lot of help from Brian Larson, our able CFO) of our 1998 operating results. In signing off, I would like for you to reflect on my boastful part of this communique while reading the following quote from Samuel Rayburn, "Readiness for opportunity makes for success. Opportunity often comes by accident; readiness never does."

      As always, many thanks to our customers, shareholders, financiers and suppliers for their support. And a special thanks to all of our employees and their families for an extraordinary effort in 1998.


                                                  Very sincerely yours,



                                                  Roger Brodersen
                                                  Chairman and CEO

                                       8

Information Technology Update
Our Philosophy

      Since the inception of DTN, our philosophy has always been to utilize any technology that allows delivery of services in an affordable, reliable, easy to use method. Coupled with this philosophy is our strategy (and I now quote Robert Herman, my predecessor) to adopt "leading edge technology but avoid the bleeding edge." Millions of dollars are spent trying to develop "bleeding edge" technology while "leading edge" normally offers an advantage that is within sight. This being said, you may have guessed that the Internet will be one of my next topics for discussion. Prior to this, I would like to share a quick overview of the technologies that we currently employ.

Where we are
      While a more detailed description of our distribution technology is contained in the next section, the following is a quick summary of our current technology and a hint of where we are headed in the future.

Pre-1998
      Prior to 1998, DTN developed and implemented the following distribution technologies for its services. As you can see from the list, DTN has progressed from 100% DTN proprietary hardware to new solutions including 100% client owned hardware. This is a result of the increasing capabilities of PC's.

      o FM Side  Band into a  Monochrome  System

      o C-Band  Satellite

      o Ku-Band  Satellite  into a  Monochrome  System

      o Ku-Band Satellite into a Color Ace Receiver System

      o VBI (Cable TV) into a Monochrome or Color System o Ku-Band Satellite into a D8000 Receiver System connected to the customer's PC

      o Fax

      o E-mail/"Mailbox"

      o Internet  (browser  based and "thin client"  based)

1998
      In 1998 we continued to use all the distribution technologies discussed above while expanding and improving many of them. We also began delivering some of our information content on leased lines into major metropolitan areas. Leased lines provide delivery of information where a satellite dish is not practical or where the customer prefers a redundant path to a stand-alone service or one that serves the customer's PC network. In addition, our Energy division began transmitting data over the Atlantic Ocean to London, England, our first non-North American City to receive a direct data feed.

      The acquisition of Kavouras, Inc. in July 1998 was an exciting addition to our ever-increasing array of content. Most Kavouras weather customers are served by C-Band technology. C-Band is recognized as a large dish apparatus
(approximately 8 feet in diameter). At the end of 1998, DTN Kavouras began delivering some of their data via Ku-Band technology, which provides a much smaller dish and a more user-friendly installation. This allows for a

                                       9
substantially lower price entry point into the market for high-end weather services provided by Kavouras.

Where we're going
      In addition to improving and expanding our current technologies, 1999 will mark the year for two large additional steps in distribution technology. First, we will officially roll out several of our products on DIRECTV's direct broadcast satellite 18" dish technology. The 18" dish will be connected to a special card installed inside the subscribers' PC. DTN will provide a new software package, DTN for Windows, allowing customers to access data. Along with DTN for Windows, the same 18" dish can feed set top boxes for viewing DIRECTV's television products. As many of you know, DIRECTV is the largest provider of direct broadcast services and with their recent acquisition of PrimeStar, they will clearly dominate the direct broadcast satellite field with approximately seven million current subscribers. The combination of DIRECTV's television products and DTN's data services will render a reliable, high speed, user-friendly, PC-driven product.

      The second major technological step for DTN in 1999 is the Internet. The company is placing significant emphasis on the improvement and development of current and future Internet services. Read on for more discussion regarding DTN and the Internet.


The  Internet  or Bust?
      1998 was a banner year for the Internet. Not only did Internet stocks gain huge momentum, it is clear that the Internet is being adopted for many applications. As it relates to DTN, two of our divisions provide information that is highly sought after by folks gravitating to the Internet, financial data and weather. The introduction of DTN.IQ (which is our Internet-based financial services product) has been well received by the market and is the fastest selling product ever released by our Financial Services division. DTN.IQ represents the beginning of an ongoing process for developing content and functionality on the Internet for delivering all sorts of financial-related data to the varying segments of an ever-growing industry.

      Even more sought after than financial services information, recent independent surveys have shown that weather is one of the top draws to the Internet. Historically, our weather services have been subscription-based. In 1999, we will concentrate on finding the appropriate business model for weather-based information on the Internet. Our acquisition of Weather Services Corporation (WSC) in December of 1998 was just the beginning of this process. With the acquisition of WSC, we "acquired" a business relationship with some significant Internet and non-DTN traditional businesses, specifically, AOL, Lycos, USA Today, Metro Networks, Inc., and others.

      Our plan is to continue the development and allocation of resources for creating exciting weather products for the Internet.

      While we are not ready to sell bumper stickers which read "INTERNET OR BUST", we will focus our energy on finding appropriate business models to offer our vast array of comprehensive, time-sensitive data on the Internet.

                                                      Sincerely,



                                                      Scott Fleck
                                                      Vice President
                                                      Director of Engineering



                                       10

Business Review
     Data Transmission Network Corporation (DTN) began operations in April 1984 and continues to provide comprehensive, time-sensitive information and communication services for a variety of industries via all relevant distribution technologies. DTN had over 159,000 subscribers throughout the U.S. and Canada at the end of 1998 with the majority receiving agricultural, weather, financial and energy related services. A review of these industries and services with the year's highlights are discussed in this report.

     The Company's subscription services are targeted at niche business markets and designed to be timely, simple to use, and convenient. The Company's distribution technology provides an efficient means of sending data and information from point to multi-point. The development and enhancement of cost-effective distribution methods such as electronic satellite delivery and the Internet, plus a total commitment to customer service and information quality has enabled the Company to become a major player in the communications industry.

     The Company continues to take advantage of many engineering and software advancements available for developing and improving distribution in an exciting and growing industry.

Information  Distribution Technology
     The Company is committed to researching and developing distribution technologies to cost-effectively deliver the timely information that the Company's subscribers demand. DTN supports several information distribution technologies allowing the distribution, reception and display of information. These technologies include small dish Ku-band satellite (Ku), the Internet, FM radio side-band channels (FM), Fax, the vertical blanking interval within a television signal sent via Cable TV (VBI), e-mail, leased lines and DIRECTV.

     The first technology used by the Company was FM radio side-band. The Ku technology was added in 1989, providing the ability to reach customers outside the geographic territory of the signal of the FM stations. Fax, VBI, e-mail, Internet, leased lines and DIRECTV have since been added to further expand the distribution network.

     The Company provides the equipment necessary for subscribers to receive certain services using FM, Ku or VBI technologies. This equipment includes a DTN receiver, a video monitor, FM antenna or a small 30" Ku-band satellite dish. A keyboard, mouse and printer may be provided depending on the service. DTN is responsible for the normal maintenance and repair of subscriber equipment.

     Prior to 1992, the Company utilized a "page-based" receiver and monochrome display system. The monochrome system translates the Company's data stream into text and is capable of receiving and displaying up to 246 different pages of information. The monochrome receiver can also download information to a printer or computer.

     In 1992, the Company introduced the Advanced Communications Engine (ACE) receiver, a color graphics receiver system, expanding the Company's ability to provide information and communication services. The ACE receiver contains multiple processors. One is dedicated to data communications and storage. The second processor is for manipulating data, interacting with the user and displaying high-resolution color pictures, graphics and text. A third processor enables the unit to play audio clips for weather forecasts, voice advertisements or audio alarms set for when a futures contract or stock price reaches a pre-set price. In addition, this processor can send and retrieve information by using an internal modem connected to a phone line. Additional processors may be present, as necessary, based on the method of information distribution technology used, such as satellite, VBI, etc.

     The ACE receiver can also download information to a printer or computer. This receiver is equipped with an internal hard drive allowing processed information to be stored, archived and displayed. The receiver's built-in control panel, keyboard or mouse allows subscribers to conveniently view this information.

      One of the unique aspects of the Company's information distribution technology is the computer software developed by the Company for use with the broadcast system that feeds data to the ACE receivers. This software manages information from a wide array of input sources, runs routines, sets priorities and then initiates transmission to the satellite. The software provides the capability to individually address each receiver unit placed with a subscriber. This permits the Company to transmit specific information to a specific subscriber or group of subscribers.

     The Company leases FM radio side-band channels, satellite channels and VBI space to deliver the information to receivers used by the Company's subscribers. All information is up-linked from Omaha to satellite (except Internet, Fax and other telephone delivery technology) and downlinked from the satellite to subscribers based on their distribution technology.

                                       11

     FM monochrome subscribers receive their information using FM antennas that receive the information via side-band signals transmitted from radio stations. The Ku subscribers utilize a 30" satellite dish, a direct downlink, to receive their information.

     Early  in  1994,  the  Company  began  using a new  cable  TV  distribution technology involving vertical blanking intervals (VBI). The Company has contracted with a major cable TV superstation to transmit information along with the station's TV signal. This technology eliminates the need for FM antennas or satellite dishes and is available to businesses or residences that are wired for cable TV and receive the superstation's service.

     The Company has introduced several Internet products since 1995. DTN currently offers services via the Internet for the agricultural, weather, financial and energy industries and plans to expand the services offered using this information distribution technology. A major milestone for DTN's Internet services was the leasing of Internet technology from SmartServ Online, Inc. for the real-time streaming quote service offered by the Company's Financial Services Division (www.dtniq.com)(see page 33).

     In 1998, the Company began delivering services to customers via direct leased line circuits. This gives customers in major metropolitan areas the ability to receive the Company's information where options, such as satellite dishes, are impractical. In many instances, this technology provides a redundant delivery method to insure maximum availability of the Company's information.

     At the end of 1998, DTN Marine Center, a specialty weather service, began delivering its information via DIRECTV's satellite system. Information is received directly into the subscriber's computer from an 18-inch DIRECTV dish. This initial product rollout is expected to be the first of many using the newest information distribution technology. The new product launch also marks the introduction of DTN for Windows, a software product for the PC using a satellite dish which is capable of operating without an ACE receiver or other external hardware devices.

     The following is a summary of subscribers by information distribution technology at December 31, 1998.



Information Distribution Technologies       Subscribers

Ku-Band Satellite                            144,800
Internet                                       4,700
FM Radio Side-band                             8,400
VBI                                            1,300
Lease Lines/DIRECTV                              100
TOTAL                                        159,300


     The Company has approximately 15,000 customers receiving information using Fax technology. The e-mail business is primarily a subscriber (an e-mail source) communicating specific messages to a group of subscribers. There are over 1,200 e-mail sources delivering over 3,500 pages of information to subscribers daily.

                                       12

Services and Equipment Offered

     The Company's revenue is derived primarily from six categories: (1) monthly, quarterly or annual subscriptions, (2) equipment sales (3) additional (optional) services, (4) communication services, (5) advertising and (6) service initiation fees. The percentage of total revenue for each category over the last three fiscal years was:



                           1998     1997     1996
Subscriptions               80 %     80 %    76 %
Equipment Sales              3 %      -       -
Optional Services            5 %      5 %     6 %
Communication Services       7 %      8 %     9 %
Advertising                  3 %      3 %     3 %
Service initiation fees      2 %      4 %     6 %

     Subscription revenue is generated from monthly, quarterly or annual subscription fees for one of the Company's services. The Company offers a discount to subscribers who pre-pay their subscriptions annually. A more detailed review of each service is found later in this report.

     A new business unit of the Company, DTN Kavouras Weather Services, generates equipment sales of weather systems, workstations and weather radar systems. DTN Kavouras Weather Services' weather systems and workstations allow customers to receive weather information provided by the Company for monthly subscriptions. This business unit also builds small and large doppler radar systems.

     Optional services are offered to subscribers on an "a la carte" basis, similar to premium channels on cable TV. A third party primarily provides information for these services with DTN receiving a share of the subscription revenue paid by the subscriber. Optional services revenue continues to grow in total dollars at a rate commensurate with the overall growth of the Company due, in part, to new technological innovations using the Internet.

     The Company sells communication services allowing companies to cost-effectively communicate a large amount of timely information to their customers or field offices. This category includes revenue generated from FAX and e-mail services. Communications revenue continued to grow in total dollars and management believes this area offers opportunities for future growth.

     The Company sells advertising interspersed among the pages of news and information, similar to a newspaper or magazine. The advantage of an electronic advertisement over typical print media is the ability to change or replace the advertising message quickly and as frequently as market conditions dictate.
Advertising revenue maintained the same percentage of total revenue due to subscriber and subscription revenue growth as well as the addition of new services with available advertising space.

     Service initiation fees are one-time charges for new subscriptions depending on the service and the information distribution technology. DTN also charges an initiation fee for those subscribers who convert to another service (i.e. from a monochrome FM to a Ku color service).


                                       13

INDUSTRY SERVED AT A GLANCE
------------------------------------------------------------------------------------------------------------------------------------
INDUSTRY/SERVICE                                                                   TRANSMISSION/RECEIVER                    PRICE
--------------------------------------------------------------------------------   --------------------------------------   -----

Industry/Service
The Agricultural Industry                                                                               www.dtn.com/ag/
DTN AgDaily(R)/  DTN  FarmDayta(R)  provides  agricultural  market  information,   FM-Side Band/Page Based Monochrome           $31
delayed  commodity  futures and options  quotes,  local cash grain and livestock   Ku-Band Satellite/Page Based Monochrome      $37
prices,  regional  and world  weather  updates and a variety of daily  analysis,   Ku-Band Satellite/ACE Color System       $46-$54
commentary and news affecting grain and livestock prices.

DTN AgDayta  (www.agdayta.com)  provides an Internet solution combining the best   Internet/Subscribers' PC                     $25
of DTN AgDaily and DTN FarmDayta for up-to-date  agricultural weather,  markets, news and commentary, quotes, local cash grain and livestock prices.

DTN Pro SeriesSM/ DTN FarmDayta  Elite Plus(R)  provides  services with advanced   Ku-Band Satellite/Ace Color System       $60-$84
information  sources for ag  producers,  agribusinesses  and  commodity  traders requiring extensive information to be customized for their specific needs.

DTNstant(R)  provides  real-time  futures  and  options  quotes,   comprehensive   Ku-Band Satellite/Ace Color System       $180 (2)
analytics and headline  commodity  news from Bridge and Future World News.  This service also includes all the information found on DTN AgDaily.

DTNironSM provides an equipment locator and inventory management service for the   Ku-Band Satellite/Ace Color System           $102
farm  implement  dealer.  It is  designed to allow  dealers to work  together in locating, buying and selling used farm equipment with other dealers/subscribers.

DTN PROduce(R)  provides  comprehensive  weather,  DTN's price discovery network   Ku-Band Satellite/Ace Color System       $65-$94
(DTNdexSM),  transportation  information  and  news for the  growers,  shippers,   Internet/Subscribers' PC                     $63
packers, brokers, retailers and institutions linked to the produce industry.

DTN  Cotton  Network  provides  an  electronic  marketing  system for the cotton   Ku-Band Satellite/
industry. The service allows gins, brokers, buyers, and warehouses to share data    Ace Color System               $.50/bale listing
allowing fast and accurate marketing and accounting of cotton offered and sold.

The Weather Industry                                                                                              www.dtnweather.com
DTN Weather Services
DTN Weather Center(R)/DTN Online
(www.dtn.com/dtnonline/security/loginscreen.cfm)    provides   a   comprehensive   Ku-Band Satellite/ACE Color System           $76
weather  information  system  to meet  the  weather  information  needs  of many   Internet/Subscribers' PC                     $25
industries.  Subscribers  to DTN  Weather  Center  rely on  accurate  and easily accessible weather information as a critical ingredient in operating, operations planning, and staffing decisions.

DTN Aviation CenterSM provides  comprehensive  aviation weather specifically for   Ku-Band Satellite/ACE Color System     $118-$152
pilots,  airports  and Fixed  Base  Operators  (FBO's).  This  service  supplies   Internet/Subscribers' PC                     $45
airports, pilots and FBO's with comprehensive flight planning and operations.

DTN  Broadcast  Weather  provides  comprehensive  local,  regional  and national   Ku-Band Satellite/ACE Color System          $101
weather  forecasts  plus  national  and  international  news  for the  broadcast industry. The Weather Industry-continued

                                       14

INDUSTRY/SERVICE                                                                   TRANSMISSION/RECEIVER                    PRICE
--------------------------------------------------------------------------------   --------------------------------------   -----


The Weather Industry-continued

DTN  Contractor  DaytaSM  provides  construction  businesses  with  industry and   Ku-Band Satellite to ACE Color System     $86-$99
association news, construction and bid specifications along with all the weather   Internet/Subscribers' PC                      $35
information affecting the construction company.

DTN  Forestry  CenterSM  provides  specialty  weather  services  targeted at the   Ku-Band Satellite to ACE Color System         $91
District Forest Management offices in the continental United States and Canada.


DTN  Marine  CenterSM  provides  specialty  weather  information  for the marine Ku-Band Satellite to ACE Color System     $91-$106
industries, including coastal sea condition forecasts, marine buoy data for wind DIRECTV                                   $91-$106
and weather, temperature conditions and sea surface temperature maps.

DTN Transportation  Weather provides  time-sensitive and often critical,  local, Ku-Band Satellite to ACE Color System     $86-$98
regional  and  national  weather  forecasts  for  transportation  professionals.
Subscribers have a choice of receiving immediate notification through a pager or via DTNonline, DTN Weather Center's Internet service.

DTN Travel CenterSM provides weather,  news,  markets and sports  information to Ku-Band Satellite to ACE Color System         $88
motel and hotel  customers.  This  service is targeted at motels and hotels with
50+  rooms and  includes  road  condition  forecasts  and  special  notices  for travelers.

DTN Turf ManagerSM  provides  weather  information to individuals and businesses Ku-Band Satellite to ACE Color System         $82
involved in  turf-related  operations  such as outdoor sports  facilities,  golf courses, lawn maintenance, landscaping and sod farms. The service provides news, weather and specialty information designed for turf management.

DTN Weather Safety Center provides  valuable weather  information,  warnings and Ku-Band Satellite to ACE Color System     $86-$98
alerts to emergency  management  professionals and anyone who is responsible for protecting  lives and property from the hazards of severe weather.  This service
couples  with  the  DTN  Weather  Alert  Paging  System  to  provide   immediate
notification of severe weather to alpha pagers.

DTN Kavouras Weather  Services--Meteorological  Equipment TritonTM Doppler Radar Customizable                                - (3)
Series is a complete  line of  advanced,  fully  coherent  Klystron or TWT-based
Doppler weather radars,  representing the most powerful,  the most accurate, the most  versatile and the most  cost-effective  Doppler radar  performance  in the world. Users include broadcast television,  aviation,  universities,  government and military.

TritonTM RT is a  real-time  3-D and 2-D  weather  and news  graphics  animation Customizable                                - (3)
system  focused on, but not limited to, the broadcast  television  market.  This product uses weather data to create an informative and exciting weather show.

MetWorkTM  FileServer  is a robust and dynamic  network  solution for  real-time Customizable                                - (3)
dissemination of meteorological information based on the versatile and efficient
NT format,  supporting  standard  Internet  communications  protocol and various network configurations.

                                       15

INDUSTRY/SERVICE                                                                   TRANSMISSION/RECEIVER                    PRICE
--------------------------------------------------------------------------------   --------------------------------------   -----


The Weather Industry-continued                                                                                   www.dtnweather.com
DTN Kavouras Weather Services--Meteorological Services

Storm ProTM is a workstation  that  integrates  real-time  Doppler weather radar Customizable                                - (3)
with a  geographic  information  data system to create an accurate  display with broadcast-quality appearance. The display can be individualized for a unique and defining look important in the television market.

StormSentryTM  is  around-the-clock  storm  tracking  software  that  identifies Customizable                                - (3)
dangerous weather cells, analyzes their characteristics,  their locations, their speeds, their directions, their estimated times of arrival...all automatically.

StormWatch(R) is customizable  software that monitors either a weather wire or a Customizable                                - (3)
DTN Kavouras  MetWork  Fileserver  to generate  color-coded  maps and/or a crawl message for important watch, warning or advisory weather situations.  StormWatch also allows a television  station to edit and prioritize  information  for their viewing areas.

SchoolWatchTM  is customizable  software for the Triton RT that helps television Customizable                                - (3)
stations  easily update,  prioritize  and display  late-start and school closing information.  This software can also be configured  to update  information  on a station's Web site.

Data and Customizable  Forecasting  Services  provides a broad range of standard Customizable                                - (3)
data for a wide variety of markets.  In addition,  DTN Kavouras  staff  provides
24-hour,  365 days a year coverage for tailor-made  forecasts to meet customers'
special needs.

The Financial Services Industry                                                                                www.dtn.com/finserv/
DTN.IQ   (www.dtniq.com)   provides   cutting-edge   Internet   technology   for Internet to Subscribers' PC                $89(2)
tick-by-tick  quotes,  full-text  news,  intraday and historical  charts,  price watches and alerts and more with a cost-effective  and efficient delivery method for individual and professional investors.

DTN  Real-Time(R)  provides  real-time  quotes  on over  225,000  stocks,  stock Ku-Band Satellite or cable
options,  commodities,  and indexes,  plus news,  economic  data,  and financial  to Subscribers' PC                   $98-$118(2)
markets information.  This service delivers the information via a new generation of DTN  proprietary  hardware  into a  subscriber's  PC where it is captured and displayed through the use of DTN customer software or third-party software.

DTN  SPECTRUM(R)  provides  delayed  quotes,  business  news,  economic data and Ku-Band Satellite to ACE Color System         $68
financial  market  information.  This service is an enhanced version of DTN Wall
Street that includes custom programming.

DTN  SPECTRUM(R)RT  provides the same  information  as DTN SPECTRUM with futures Ku-Band Satellite to ACE Color System     $118(2)
provided in real-time.                                                           Cable TV-VBI to ACE Color System          $118(2)

DTN Wall Street(R)  provides delayed financial quotes plus in-depth economic and Ku-Band Satellite to Page Based Monochrome    $44
business news, financial information.  The Financial Services Industry-continued Cable TV-VBI to Page Based Monochrome         $44

                                       16



INDUSTRY/SERVICE                                                                   TRANSMISSION/RECEIVER                    PRICE
--------------------------------------------------------------------------------   --------------------------------------   -----


DTN    FirstRate(R)    provides    wholesale    mortgage    rates    and    U.S. Ku-Band Satellite to Page Based Monochrome    $98
Agency/Mortgaged-Backed Securities prices in an easy-to-use standard format.     Cable TV-VBI to Page Based Monochrome         $98
                                                                                 Ku-Band Satellite to ACE Color System        $129
                                                                                 Cable TV-VBI to ACE Color System             $129

DTN  FirstRate+(R)  provides the same  information  as DTN  FirstRate  with U.S. Cable TV-VBI to ACE Color System          $179(4)
Treasury futures, all other futures and futures options provided in real-time.

National Datamax provides software and data services to financial planners and independent brokers for a comprehensive financial picture pinpointing the best investment options for their customers.

The Energy Industry                                                                                                  www.dtnergy.com
DTNergy(R) - Refined Fuels provides  terminal  prices,  alerts,  electronic fund Ku-Band Satellite to Page Based Monochrome    $40
transfer  notifications and other communication services from Petroleum Refiners Ku-Band Satellite to ACE Color System         $80
to their customers (also DTN Subscribers).

DTNergy(R)  - Natural  Gas and  Electricity  provides  instant or delayed  NYMEX Ku-Band Satellite to ACE Color System    $40-$180
energy options and futures quotes, weather, news and industry information.

Prophet X  (www.fimi.com)  provides access to DTNenergy's  real-time market data Internet to Subscribers' PC                  $218
using Financial Information Management Inc.'s (FIMI) client-service  software on the Internet.

EnergyView  (www.energyview.com)  provides  real-time data for the international Internet to Subscribers energy  markets on the Internet.  This service was the result of a joint venture with DTN and GlobalView Software.

Other Services & Joint Ventures                                                                                   www.dtn.com/auto/
DTNautoSM  provides a communication  and information  service for the automobile Ku-Band Satellite/ACE Color System       $84-$169
industry including wholesale and retail values on new and used vehicles,  a used
car  inventory   locating   service  and  direct   communication   services  for
manufacturers and automobile auctions.

DAT  Services  provides an  information  communication  system for the  trucking Ku-Band Satellite/ACE Color Sytem          $90(4)
industry that provides load and truck matching on a database of 80,000  listings updated daily.

TracElectric  provides an equipment  locator service for the electric  equipment Ku-Band Satellite/Page Based Monochrome   $100(5)
industry with over 100 pages of new, remanufactured, surplus and used electrical equipment listings.

DTN Missing Children  Information CenterSM provides instant transmission of data Ku-Band Satellite/ACE Color System        -(6)(7)
regarding children in danger to local, regional, national and Canadian outlets.



1 Prices are based on a monthly subscription price. DTN offers discounts for annual prepayments. Prices are subject to change.

2  Plus Exchange Fees.

3 Customized configurations to meet a wide variety of customer needs are offered at competitive prices.

4  DTN receives this fee from DAT Services.

5  DTN shares revenues with TracElectric.

6  Currently provided on all ACE Color Systems.

7  Sponsorships of kiosk programs are offered at $7,500 for two years per kiosk.

                                       17

THE AGRICULTURAL INDUSTRY
-------------------------------------------------------------------------------
GRAPH IN TABULAR FORM:

                                   1994       1995      1996       1997     1998
                                   ----       ----      ----       ----     ----
DTN Agricultural Services Revenue
          ($ millions)              33.7      44         69.7     87.6      88.3


DTN Agricultural Services
      The DTN Agricultural Division consists of five major services: DTN AgServices, DTNstant, DTN PROduce, DTNiron, and DTN Cotton Network.

      New subscriptions are primarily sold by the Agricultural Division's own dedicated sales force. These individual sales professionals began working under the direct control of the Ag Division in August 1998. The ag sales force is made up of district sales representatives, in-house sales staff, and independent, commission-only sales representatives. By dissolving the former national sales group into a smaller, more focused staff, the division is able to provide more knowledgeable and service oriented sales professionals for current and prospective customers. DTN AgServices, DTNstant and DTNiron each have their own individual group of sales professionals, selling their basic products. For these three services, the prospective customer base is essentially the same, and these sales professionals are encouraged to sell any of the products associated with Ag when the opportunity presents itself. DTN PROduce deals with a different prospect than the normal livestock and grain farmer, and therefore DTN PROduce sales professionals sell primarily to produce oriented prospects. The Ag
Division provides its sales force with leads that are obtained through telemarketing, direct mail, print media advertising, customer referrals, and Internet advertising.

      The main competition to these services is the combination of printed advisory services, radio, television, telephone, other satellite information services, Internet services, and the changing of old information-gathering habits.

      There are over 200 premium (optional) services available to agricultural subscribers to enhance the primary product subscriptions. These premium services consist of advisory, informational and educational products as well as newswire, association and additional free services. DTN subscribers can customize their DTN unit to meet specific needs by choosing from a broad mix of these "a la carte" services. DTN is continually developing new premium services to meet customer demands by listening closely to the marketplace and to the customer. Premium services are marketed through a combination of individual free trials, system-wide trials, on-screen advertising, direct mail, invoice stuffers, equipment stuffers, and telemarketing. Premium Services' prices range from $6 to $1,200 per quarter. The average subscription price is $60 per quarter. Effective marketing campaigns helped to increase premium service sales in 1998.

      Communication services (DTN InfoMail) plays an important role in providing a cost effective means to reach a large number of targeted customers daily. At the touch of a button, subscribers have instant access to messages 24 hours a day. DTN InfoMail customers receive information tailored to their specific needs. The service provides information for elevators, seed sales reps, agronomists, chemical sales reps and technical advisors, commodity brokers, processing plants, feedlots and anyone with a need to communicate to DTN subscribers. Over 75 new InfoMail providers began messaging in 1998.

      Advertising on DTN Ag Services plays a major role in the division's revenue. The Advanced Communication Engine (ACE) satellite receiver, with its animation and inter-active ability, provides an excellent avenue for advertising sales. With the development of the ag Internet service, (www.agdayta.com), advertising will have a new avenue in which to grow. In 1998, the Ag Division sold over $3.2 million in advertising space to numerous ag industries, ag chemical and seed companies, and equipment and finance businesses.

DTN Ag  Services  Review
      Approximately 80% of DTN Ag Services' subscribers are farmers or livestock producers with the balance consisting primarily of grain elevators, agribusinesses and financial institutions. Subscribers to DTN Ag Services farm nearly one third of the nations total cropland and market more that 50% of the nation's cattle and hogs.

      FarmDayta was the primary competition for DTN AgDaily until May 1996 when DTN acquired Broadcast Partners. The addition of FarmDayta gives DTN AgServices a fully integrated agricultural product line with price entry points across a wide spectrum, expanding the marketing horizons for all DTN agricultural services. DTN maintains the DTN FarmDayta facilities in Des Moines, Iowa.

DTN AgDaily
      DTN AgDaily is an agricultural market information, quote and weather service. Subscribers receive delayed commodity futures and options quotes, local cash grain and livestock prices, selected regional and world weather updates, and a variety of daily analysis, commentary and news that affect grain and livestock prices. DTN AgDaily color graphics allows for an advanced weather segment with national and regional radar maps (updated every 15 minutes),

                                       18
infrared satellite cloud cover maps, precipitation, temperature, jet stream, surface wind and snow cover maps, and much more. The subscriber can custom design high resolution charts and/or select from a library that holds over 1,000 charts. The system is capable of custom programming the futures quotes pages to display only the quotes desired. The service also includes information segments for specific crop and livestock enterprises as well as general, business, sport and entertainment news. AgDaily offers crop liability insurance and livestock profitability calculators through use of the inter-activity feature, which allows subscribers to search a comprehensive database.

DTN Pro Series
     The DTN Pro/Premier services feature a more advanced AgDaily product. The Pro Series enhanced functionality includes a high interest window to view future or options quotes on any page as well as keyword search that automatically searches the news story database for articles affecting the user's operation. It also allows subscribers to customize a segment with up to five of the user's favorite pages, and a personal library serving as a customized archive segment. There are seven DTN Pro products, all of which include the complete AgDaily service plus additional specific information: Weather Pro, News Pro, Chart Pro, Intraday Pro, Stock Pro, Premier and Premier Plus.

o DTN Weather Pro provides 32 programmable pages for creating unique weather information. It allows subscribers to choose from over 70 weather maps including detailed regional, state and zone forecasts, and lets them zoom in on a particular spot on the map. These maps can also be put into motion.

o DTN News Pro provides the AP Online service (a service of the Associated Press), an audio summary of the day's agricultural news as well as the general news of the day.

o DTN Chart Pro includes 40 pages for programmable charts which allow subscribers to create an extensive "chart book" for analyzing trends, patterns, and cycles.

o    DTN   Intraday   Pro  offers  the   ability   to  chart   market   sessions
     minute-by-minute during the trading day. This allows subscribers to choose time intervals for charting to keep them abreast of the markets.

o DTN Stock Pro provides access to prices for over 50,000 issues of stocks, bonds and funds. The service includes stock quotes using either the quick quote feature or the programmable quotes pages. Additional features include a personal library for storing news and information and high interest windows allowing subscribers to constantly monitor up to six futures, options, stock or bond quotes.

o DTN Premier combines Weather Pro, News Pro, Chart Pro and Intraday Pro into a comprehensive ag marketing and information package.

o DTN Premier Plus includes all Pro products (Weather Pro, News Pro, Chart Pro, Intraday Pro, and Stock Pro) into one complete package for farmers, ranchers or agribusinesses needing all the market information available in one convenient location.

DTN FarmDayta
     DTN FarmDayta II is an agricultural market information, quote and weather service delivering delayed commodity futures and options quotes, local cash grain and livestock prices, selected regional and world weather updates, and a variety of daily analysis, commentary and news that affects grain and livestock prices.

o DTNFarmDayta Elite HD includes all the DTN FarmDayta II features, plus options quotes, charting, weather maps and a receiver with a hard drive, which is critical to maintaining storage of information during a power outage.

o DTN FarmDayta Elite Plus includes all of the information provided on the DTN FarmDayta Elite HD, plus more advanced news (Reuters Headline News), quotes, weather (including motion and zoom capabilities) and programmable charts. The Elite Plus product is similar in content to the DTN Pro services. DTN FarmDayta Elite Plus is considered the "top of the line" product in the FarmDayta line.

                                       19

DTN AgDayta
     DTN AgDayta (www.agdayta.com) is the company's agricultural Internet service. AgDayta combines DTN FarmDayta Elite Plus and DTN Premier Plus to produce the most content rich product offered by DTN Ag Services. DTN AgDayta is designed for the producer preferring to use his/her own personal computer to receive information, or for the individual that is not able to utilize the traditional satellite-based system supplied by DTN. The information on AgDayta includes animated weather maps, satellite and summary maps, short and long range forecast maps, news commentary and analysis, plus unlimited access to futures and option quotes from all the major exchanges. Also available on AgDayta are commodities for energy, finance, currency, metals and other exchanges as well as instant access to daily, weekly and monthly commodity charts. The customization capabilities allow for the organization of information that is most often used for business decisions.

DTN AgBasic
     DTN AgBasic was introduced in 1998 and is the most economical agricultural color satellite system offered by DTN. The service came about through requests from prospective customers for a more condensed version of the AgDaily/FarmDayta products. AgBasic was developed as a "start up" color service for the first time DTN customer. The service includes select quotes for 20 futures and two options, the national radar map, local weather, state news, USDA Flash, USDA Pre-Report, state grains and livestock bids, FarmDayta grains, livestock and other commentaries.

1998 DTN Ag Services Highlights
     The past year brought many changes and growth opportunities to DTN Ag Services. A major change was the realignment of the national sales force into smaller, more focused groups. Ag Services introduced two new products, DTN
AgDayta, the improved ag Internet service and AgBasic, a product designed for the price conscious producer.

     DTN AgDayta replaces FarmDayta OnLine as the company's Internet option to the satellite delivery system. AgDayta's improvements include a new look and feel and combines the best of DTN Premier Plus and FarmDayta Elite Plus. AgDayta offers more choices in allowing the user to customize his site with weather packages and ag commentary. To date, AgDayta has 2,500 subscribers, a 150% increase over last year's total.

     The AgBasic product has brought in new sales as well as an effective means of retaining current customers with financial difficulties. Offering a condensed version of AgDaily and FarmDayta II packages, AgBasic allows us to reach a new, more price conscious producer who can then be easily upgraded to a more comprehensive system.

     In 1998,  Ag Services  also  announced  the addition of Futures  World News
(FWN) to its premium services package. FWN is an extensive commodity news wire allowing a subscriber to follow up-to-the-minute news stories affecting the commodity market. This product was formerly available only on DTNstant.

     In addition, DTN teamed up with Stewart Peterson to provide Stewart Peterson's Marketing Tudor, free of charge, to all new customers. This program guides the farmer through the intricacies of trading and following the markets. While helping customers become more actively involved in marketing, we are also able to increase the value of DTN.

     In early summer 1998, in response to rapidly falling commodity prices, DTN began posting the Loan Deficiency Payment (LDP). LDP is a "safety net" put in place by the federal government to protect farmers should commodity prices fall below pre-set levels. The LDP is the amount a farmer could get for his product, from the government, on any given day, which covers the difference between the price given on his crop, used as collateral for obtaining a 9 month operating loan, and the price at which he could currently sell. Each commodity has a different LDP, which changes every day and varies, from county to county. Access to this critical information has been the difference, for some farmers, between success and selling the farm.

     In an economy of falling prices and farm consolidations, DTN Ag Services recognizes that to remain competitive, we need to continue to look for ways to expand into new markets, and we must be increasingly aggressive in generating

                                       20
more revenue from current customers. In this vein, we have moved headlong into a program of upgrading current customers from our basic entry-level service to the more sophisticated higher-end services. This endeavor has proven tremendously successful.

     The future of DTN Ag Services looks even more exciting and rewarding. With more new niche market products, more premium service options, and our upgrade program, the potential for continued growth is strong for DTN Ag Services. Coming in 1999 is another service option for customers, DTN Ag for Windows. The same information-packed product our customers already enjoy will be available through DIRECTV. With DIRECTV technology, our customers will receive the information they want, the way they want to receive it. We are excited about the potential of this new addition and look forward to a successful 1999.

DTNstant
     DTNstant is a leader in providing satellite delivery of real-time futures and options quotes from the major commodity exchanges and headline commodity news from multiple sources such as the Associated Press, Reuters, Futures World News and Bridge. The service also provides market-leading cash grain and livestock information, in-depth charting capabilities plus all the information available on the DTN AgDaily color service.

     In addition, the service provides information for the energy, metals, softs (ie: orange juice, coffee, cocoa), transportation and lumber industries. DTNstant uses compatible software to allow the "pass thru" of data and graphics into a computer's local area network (LAN). With this capability, a DTN ACE receiver can feed information to multiple users/traders on the LAN. This "pass thru" software opens new markets by utilizing information distribution within a customer's LAN, enhancing analytical capabilities.

     Other valuable features are  user-programmable  formulas for data analysis,
high  interest  windows  to  include  news  stories,   and  increased   keyboard
functionality.

     DTNstant operates in a very competitive market with many providers of instant commodity quotes. The primary subscribers are commercial grain companies and elevators, feedlots, commodity brokers and commodity speculators. No other service in the industry offers a more comprehensive news and information service. Due to the nature of this industry, the Company provides on-site service and installation by professional service technicians.


     In February 1997, DTN acquired 500 subscribers (mainly grain elevators and brokers) from Market Quoters and Northern Data Services. These subscribers are located in Minnesota, the Dakotas and Iowa. In March of 1997 DTNstant acquired 2,400 subscribers from Market Communications Group LLC (MCG).

     The MCG acquisition made it possible to redistribute Reuters news, a renowned leader, to the DTNstant subscribers. The service now provides unparalleled information and strategic news for commodity traders including access to additional international information, news packages for softs (coffee, sugar, cocoa and orange juice), metals and energy.

1998 DTNstant Highlights
     DTNstant experienced a dynamic 1998 with most of the subscriber growth occurring via LAN (Local Area Network) subscribers. The individual subscribers (nodes) access DTN data through a 3rd party software provider. They receive all of DTNstant's data combined with the technical capabilities that the software and the computer's desktop allow.

     Due to the location of many new DTNstant subscribers, the product has also been made available via leased landline or the Internet. Both of these information delivery methods are popular with the growing metropolitan customer base.

DTNiron
     DTNiron is a cost-effective communication resource for the farm implement, construction, truck and trailer dealers which provides an equipment locator and advertising service for dealers at the wholesale and retail levels.

     A detailed implement listing remains on the DTNiron system for a minimum of 30 days, renewable at the dealer's request. Subscribers receive industry news, financial information, economic indicators and information from the DTN AgDaily service.

                                       21

     In 1997, DTNiron added retail equipment listings to its newly developed web site on the Internet (www.dtniron.com). This allows subscribers to gain additional exposure for their listings at no additional charge. Internet users can easily locate equipment for sale by using a drill-down database search engine directing them to DTNiron's complete web listing. Dealers can also receive e-mail from potential buyers or, if they are not e-mail enabled, DTN will call or fax the message to the dealer.

1998 DTNiron Highlights
     Agrisurfer (www.agrisurf.com), an Internet Search Engine for agricultural websites repeatedly reported DTNiron's Website (www.dtniron.com) as one of the top ten agricultural websites in 1998. Daily traffic at DTNiron's website has more than tripled in the past year.

DTN Cotton Network
     DTN Cotton Network is an electronic communications system for the cotton industry designed to operate on a user's personal computer using software developed specifically for cotton accounting and marketing. Based in Lubbock, Texas, with an office in Memphis, Tennessee, the Network serves its customer base in the mid-South and Southeast.

     Users dial into a DTN data center via modem to upload bale ownership information and to list cotton for broadcast to prospective buyers. The information is broadcast via DTN Ku-band satellite and passed through a serial port into the personal computers located at both buyer and seller locations.

1998 DTN Cotton Network Highlights
     In March of 1998, DTN purchased the assets of Cotton Data Systems (CDS) in Memphis, Tennessee, adding cotton gin and warehouse accounting software to its current marketing network product. This acquisition added 250 gins and warehouses to its customer list. In addition to gin and warehouse cotton bale accounting systems, the DTN Cotton Network sells marketing software developed for the needs of cotton merchants. The software is sold and supported from the Memphis operations.

     DTN also purchased the cotton gin customers of Challenger Systems in Tennessee, adding more than 20 cotton gins to the gin bale accounting customer base in west Tennessee.

DTN PROduce
     DTN PROduce is an authority in providing the produce industry with the timeliest information available through use of satellite technology and the Internet (www.dtn.com/ag/produce). Weather, market conditions, transportation information, and news are the four main components with the greatest impact on a subscriber's daily operation. DTN PROduce has become the industry's accepted source for receiving this information.

     Price Link was introduced in 1997 allowing subscribers to send and receive real-time pricing information for a fraction of the time and money of conventional faxing methods. The service allows suppliers to advertise their products or announce available inventories to buyers. Prices can be quickly changed, added or downloaded from the DTN service to a personal computer.

DTN
     PROduce continues to network itself with the major players in the produce industry by providing the necessary tools to save time, make money and communicate pricing and other information at a fraction of the time and cost of other existing systems.

1998 DTN PROduce Highlights
     DTN PROduce introduced several improvements to the Price Link service, which included updating the methods for sending and receiving pricing information. The service also continues to expand and upgrade its information on the Internet (www.dtn.com/ag/produce) with 50% of its customer base now accessing produce information using this form of information distribution technology.

                                       22

THE WEATHER INDUSTRY
-------------------------------------------------------------------------------
GRAPH IN TABULAR FORM:

                                   1994       1995      1996       1997     1998
                                   ----       ----      ----       ----     ----
DTN Weather Services Revenue        0.0       1.0        5.6       10.7     25.8
          ($ millions)


DTN Weather Services
     DTN Weather Services consists of three major components, DTN Weather Center Services, Kavouras, Inc. and Weather Services Corporation (WSC). Kavouras, Inc. was acquired by DTN on July 1, 1998 and is now doing business as DTN Kavouras Weather Services. DTN acquired WSC on December 11, 1998. The addition of these two companies truly makes DTN a leader in the weather industry providing critical weather information and meteorological equipment to small businesses, military, federal government, broadcast television, major utilities, Internet portals and everyone in between.

     DTN Weather Services' future plans are to concentrate on the untapped middle markets where customers number in the tens of thousands. The Internet also provides many additional opportunities for growth such as advertising supported sites, monthly subscription sites, "pay-per-view" sites, etc.

     DTN Weather Services employs a dedicated weather sales force made up of nearly 100 sales professionals for its sales and marketing efforts. This sales force is unique to DTN in the weather industry and is a major reason for the success of the division.

     Weather information is always in high demand for many small and large businesses as well as individuals planning their vacation and outdoor activities. DTN Weather Services has a handful of competition from several large private weather companies. Television and the Internet also provide some competition on a smaller scale, but lack the timeliness and local information the DTN service provides. DTN Weather Services constantly looks for more and better ways to provide this critical information to its customers in the quickest, most dependable and cost effective way.

DTN Weather Center
     DTN Weather Center is a comprehensive weather information system designed to meet the weather information needs of many industries. Markets specifically targeted by DTN Weather Center are golf courses, turf management, emergency management, state transportation departments, public works departments, construction, broadcast and aviation. DTN Weather Center introduced new products in 1998 designed especially for the broadcast, transportation and safety industries.

     DTN Weather Center provides more than 100 full-color maps and other in-depth weather information, from local forecasts and regional radar maps to national infrared satellite images. The service provides short-range (immediate to 48-hour) forecasts, long-range (30-90 day) outlooks and 10-day city forecasts for more than 550 major cities across the United States. A personal programmable segment allows users to customize maps and the archive feature easily stores maps for future reference.

     DTN Weather Center provides the important weather information and planning tools to make businesses safer, more profitable and easier to manage.

DTN Aviation Center
     DTN Aviation Center is a comprehensive aviation weather package specially designed for pilots, airports and Fixed Based Operators (FBO's), supplying them with the extensive flight-plan information found on many premier "online" systems.

     This package includes U.S. and regional depiction maps, 24-hour low-level significant weather prognosis, U.S. region winds and temperatures aloft and also METAR (the aviation acronym for airport observations) and TAF (Terminal Aerodome Forecast) information. Subscribers use DTN Aviation Center during flight services to visualize current weather conditions while creating their flight plans. This service also aids in determining alternate route destinations.

     Subscribers choose from the Level I service, designed for the local/regional flyers up to 18,000 feet, or the Level II service, designed for pilots and airports flying nationally up to 45,000 feet. The Level II service also provides European flight information.

                                       23

DTN Broadcast Weather
     DTN Broadcast Weather is a weather and news information service designed for the broadcast industry. Along with the comprehensive local, regional and national weather forecasts and information, subscribers receive National Oceanic and Atmospheric Administration Warnings & Alerts (NOAA).

     Learfield World & National News Summary provides hourly summaries of international and national news. The segment contains 20 pages, formatted for about two to three minutes of "rip and read". Announcers can organize the material, print it out or read it right off the DTN screen.

DTN Contractor Weather
     DTN Contractor Weather is designed for the construction industry and includes construction-related news and information, which gives subscribers a competitive advantage. This service provides valuable weather information necessary for important day-to-day business decisions.

     Job site weather management options include the DTN Weather Alert Paging System, which provides immediate notification of severe weather directly to the user's alpha pager, and DTNonline (Weather Center's Internet service). NOAA Weather Wire and Severe Weather Maps are included in DTN Contractor Weather Level II, along with the subscriber's choice of the Weather Alert Paging System or DTNonline.

     The service is a practical tool in improving employee safety, saving labor and material costs, and providing effective scheduling and staffing management for the construction industry.

DTN Forestry Center
     DTN Forestry Center provides critical forest fire information to subscribers. Previously, district forest service offices relied on a modem network assembled in the late 1960's for crucial information on forest fire locations and fire weather forecasts. With DTN Forestry Center, forecast service district managers quickly access fire weather text bulletins along with a comprehensive set of weather maps.

     Bulletins provided for the forest service markets are Forest Weather Forecasts, Red Flag Warnings, Fire Danger Indexes, Fire Weather Observations and Fire Weather Notices. A special chapter of fire weather maps provides additional information such as Haines Fire Index, Current and Forecast Relative Humidity, Current and Forecast Wind Speed and Direction, upper air analysis from 5,000 to 10,000 feet, and moisture index information from both the Crop Moisture Index and Palmer Drought Index.

DTN Marine Center
     DTN Marine Center provides satellite-delivered weather information for all areas of the marine industry. The service provides information necessary for cost-effective, efficient decision making regarding towing, shipping, salvage and recreation. It includes Lake and Marine Text Bulletins, Buoy Reports, Lake and Marine Maps and Tide Tables, as well as general weather information and sea conditions.

     New to the product in 1998 was the addition of DTN OnBoard, a service allowing the user to receive DTN Marine Center through a DIRECTV dish on their PC while at anchor or underway. Sea Surface Temperatures are also available as an optional service.

DTN Transportation Weather
     DTN Transportation Weather is designed for anyone responsible for road maintenance or whose business depends on road conditions. Comprehensive local, regional and national weather forecasts and information are available to transportation professionals, allowing them to make informed decisions regarding the weather.

                                       24

     Subscribers have the choice of the DTN Weather Alert Paging System or DTNonline (DTN Weather Center's Internet service). The Weather Alert Paging system provides immediate notification of severe weather directly to the user's alpha pager. DTNonline enables the subscriber to make management decisions based on weather at home or away from the office with a PC.

     NOAA Weather Wire and Severe Weather Maps, Travel Cast Maps and Road Conditions, and EarthSAT Winter Weather Information are important features of this product.

DTN Travel Center
     DTN Travel Center is an interactive hotel guest service designed for the hospitality and travel industries. The service targets hotels and motels with 50+ rooms and includes NEXRAD Real-Time Radar Maps, travel forecasts and road conditions, detailed city and national forecasts, national and world news, sports and sports scores. In addition, the service provides business and financial news and market quotes and indexes.

     DTN Travel Center provides a comprehensive weather and news information package for both the business and vacation traveler.

DTN Turf Manager
     DTN Turf Manager is available to businesses and individuals involved in turf-related operations such as golf courses, lawn maintenance, landscaping and sod farms. The service provides the weather and chemical information needed for effective turf management, making the safest, most cost-effective use of chemicals, labor and other resources.

     Material Safety Data Sheets (MSDS) are available with Turf Manager, along with the C&P Press Turf Product Index, an information database of more than 275 turf pesticides. Plant Protection Chemical Product Labels were added to the service in 1998. This important segment provides full information on chemicals used in turf care and management.

     ThorGuard, the only lightning prediction system available, warns of lightning strikes before they happen and is available as an optional service. Evapotranspiration Tables provide regional evapotranspiration rates to plan for watering and chemical application.

     Golf information, such as ESPN Sports Ticker, the National Golf Course Directory, GCSAA News and USGA News, is provided with DTN Turf Manager.

DTN Weather Safety Center
     DTN Weather Safety Center provides weather information for anyone who is responsible for protecting lives and property from the hazards of severe weather. NOAA Weather Wire, the most comprehensive warning and alert system available today, is available with the service, along with radar and satellite images, local, regional and national outlooks.

     DTN Weather Safety Center is invaluable for emergency management professionals. Coupled with the DTN Weather Alert Paging System, subscribers receive immediate notification of severe weather directly to their alpha pagers. Weather watches, warnings and storm movement, along with local weather updates twice daily for an 8-county area of the user's choice, are included in the service.

1998 DTN Weather Services Highlights
     DTN Weather Center increased its subscriber base in 1998 by more than 5,000 subscribers, bringing the total subscriber count to over 18,000. Government agencies (emergency management and state transportation departments), aviation, golf and turf management, and construction-related businesses continue to be the leading industries for DTN Weather Center.

     DTN Weather Safety Center and DTN Transportation Weather were introduced in 1998 and immediately became top selling services for Weather Center. DTN Broadcast Weather was also introduced and is rapidly gaining a presence in the broadcast industry.

                                       25

     DTN Weather Center is continuing to make its presence known as the industry leader in providing timely, accurate weather information to a variety of industries and is gaining a strong foothold in the emergency management and Department of Transportation (DOT) segments. In 1998, the Minnesota DOT awarded DTN Aviation Center contracts for more than 100 units for use in Fixed Based Operations (FBO's) across the state. The State of Georgia, working in conjunction with a grant from the Federal Emergency Management Association
(FEMA) purchased DTN Weather Center units for nearly 80 counties in Georgia.

     1998 also saw the development of alternative delivery methods for DTN Weather Center services. DIRECTV offers subscribers the opportunity to receive DTN Weather Center information through their PC's. For larger companies requiring multiple employee access, an Intranet system is also available.

     DTN Kavouras Weather Services is the result of the acquisition of Kavouras, Inc. in July 1998. DTN Kavouras Weather Services is a total weather solutions resource, providing a full spectrum of advanced meteorological information products and services for weather-dependent applications in industries and governments worldwide. The Minneapolis-based subsidiary of DTN produces the world's most powerful Doppler radars, real-time PC weather workstations, comprehensive meteorological training, and a massive international weather database. DTN Kavouras and its 140 employees offer an expertise level unmatched in the industry.

     WSC was acquired by DTN in December of 1998 and is one of the largest sources for meteorological consulting and worldwide commercial weather information. The strategic acquisition of WSC provides name awareness for DTN Weather Services through valuable contracts with high profile customers including America Online Inc. (NYSE:AOL), the world's largest online service, USA Today and numerous utilities, broadcasters, agribusinesses and municipalities. Weather Services Corporation is based in Lexington, Massachusetts.

     DTN believes the acquisition of WSC is an excellent complement to the Kavouras acquisition as the two businesses serve different segments of the weather industry yet share many of the same customers making weather a one-stop-shop experience.

DTN Kavouras Weather Service
Meteorological Equipment
Triton Doppler Radar Series
     Triton Doppler Radar Series is a complete line of advanced, fully coherent Klystron or TWT-based Doppler weather radars, representing the most powerful, the most accurate, the most versatile and the most cost-effective Doppler radar performance in the world. Users include broadcast television, aviation, universities, government and military.

Triton RT
     Triton RT is a real-time 3-D and 2-D weather and news graphics animation system focused on, but not limited to, the broadcast television market. This product uses weather data to create an informative and exciting weather show.

MetWork FileServer
     MetWork FileServer is a robust and dynamic network solution for real-time dissemination of meteorological information based on the versatile and efficient NT format, supporting standard Internet communications protocol and various network configurations.

Meteorological Services
Storm Pro
     Storm Pro is a workstation that integrates real-time Doppler weather radar with a geographic information data system to create an accurate display with broadcast-quality appearance. The display can be individualized for a unique and defining look important in the television market.

StormSentry
     StormSentry is around-the-clock storm tracking software that identifies dangerous weather cells, analyzes their characteristics, their locations, their speeds, their directions, their estimated times of arrival...all automatically.

StormWatch
     StormWatch is customizable software that monitors either a weather wire or a DTN Kavouras MetWork Fileserver to generate color-coded maps and/or a crawl message for important watch, warning or advisory weather situations.

                                       26

     StormWatch also allows a television station to edit and prioritize information for their viewing areas.

SchoolWatch
     SchoolWatch is customizable software for the Triton RT that helps television stations easily update, prioritize and display late-start and school closing information. This software can also be configured to update information on a station's web site.

     Data and Customizable Forecasting Services provides a broad range of standard data for a wide variety of markets. In addition, DTN Kavouras staff provides 24-hour, 365 days a year coverage for tailor-made forecasts to meet customers' special needs.

DTN Kavouras Weather Services Highlights
     In July, DTN acquired Kavouras, Inc., and in late 1998, reached a definitive agreement with Weather Services Corporation. A new force in the meteorological services industry was created - DTN Kavouras Weather Services. Each team offered a unique specialty, and together formed a full-service weather company with the experience, products and solutions to serve a diverse client base - from small-town farmers to big-city broadcasters - even governments at home and across the globe.

     The year brought the introduction of a new 3-D, free-form, fully functional weather graphics system, the Triton RT. Its real-time performance and stunning, multi-plane, animated weather and news graphics have caught the eye of broadcasters around the world. The system is currently employed at television stations in the United States, Canada, South America and Asia. With the focus and energy of DTN Kavouras employees, 1999 will bring much advancement to this young, innovative system.

     It was also an exciting year for the company's Triton Doppler Radar (TDR). The radar, which offers a revolutionary design and precise performance, is sailing the seas as part of Boeing SeaLaunch, a multinational satellite-launching group. While the TDR is "made to order" to meet a clients needs for range and sensitivity, a "sea-worthy" model was a first. Modifications were made to account for the rolling waves, as well as the ship's speed and direction. The SeaLaunch TDR joins standard and special transportable models in the United States, Europe, the Middle East and Asia (including a system currently being installed at the Haikou Airport on Hainan Island).

     There were also advancements to existing products. Advancements include new software and hardware features for established systems, new data products and custom forecasting services as well as an outstanding level of customer service during a year of satellite communications difficulties.

                                       27
                                    - 761 -

THE FINANCIAL SERVICES INDUSTRY
-------------------------------------------------------------------------------
GRAPH IN TABULAR FORM:

                                   1994       1995      1996       1997     1998
                                   ----       ----      ----       ----     ----
DTN Financial Services Revenue      5.1       6.1        8.6       10.3     13.4
          ($ millions)


DTN Financial Services
     DTN Financial Services offers five primary information services, DTN.IQ (www.dtniq.com), DTN RealuTime, DTN SPECTRUM, DTN Wall Street and DTN FirstRate as well as a suite of business applications for the financial professional through National Datamax, Inc., a wholly owned subsidiary.

     These services offer a complete line of fully integrated information for financial professionals and individual investors. As a full-service provider, DTN Financial Services brings together a broad selection of financial information to accurately cover the markets, real-time or delayed quotes, real-time business newswires, and an array of back-office applications including client management systems and trading capabilities. DTN Financial Services' main objective is to provide comprehensive, in-depth financial information at an affordable cost to its subscribers. This objective is critical due to the highly competitive nature of the industry.

     DTN Financial Services integrates information from a variety of sources such as Bridge, Liberty Brokerage and Market News Service, ZionsBank, UPI, New York Times, PR Newswire, Business Wire, Futures World News, Dow Jones, AP Online and others. In addition, a la carte, optional services offer subscribers an even greater variety of financial data including stock selection and timing advice, earnings estimates, fundamental stock market data, U.S. Treasury quotes and other financial market-related services. This combination allows each service to maintain its competitive advantage in the market.


     Subscribers include individual investors, independent brokers, financial advisors and financial institutions. With competition coming from sources such as commodity news services, diversified media companies and smaller niche providers, DTN Financial Services continues to differentiate itself in the market by offering services that are broader in scope, yet remain strategically priced.

     DTN Financial Services revenue grew 29% in 1998, continuing its bullish 27% compounded revenue growth for the past five years.

DTN.IQ
     In May 1998, DTN Financial Services acquired a technology license from SmartServ Online (SSOL) along with their existing Internet customers. This license granted DTN exclusive rights to market a real-time Internet-delivered quote and news service previously developed by SmartServ Online. Renamed DTN.IQ (www.dtniq.com), it was released in June 1998, with new pricing and functionality.

     DTN.IQ has begun to fulfill its initial promise of satisfying the needs of investors and traders who prefer to use the Internet as a market data delivery channel. By year-end, DTN.IQ had begun to generate positive cash flow and had become the fastest-growing service released by DTN Financial Services.

     In addition to providing streaming real-time quotes and news, DTN.IQ offers functionality not found in other DTN services. Primary among these is the ability to retrieve a chart on any security at any time with up to two years of daily history or five days of tick history. In addition, DTN.IQ takes full advantage of 32-bit architecture, complete windowing capability, and the flexibility of Internet delivery.

DTN Real*Time
     DTN REAL*TIME delivers real-time stock and stock option quotes as well as real-time futures quotes, fixed income government securities quotes, market statistics and indicators, news, commentary and other time-sensitive financial market information. The service is delivered at a rate of 18,800 characters per second, roughly three times faster than a computer modem operating at 56 kbs.

                                       28

     DTN   REAL*TIME  is  two  to  four  times  faster  than  other   dedicated,
competitive, real-time quote services.

     As an adjunct service with DTN REAL*TIME, NASDAQ Level II quotes were made available in the fourth quarter of 1998, an important step in DTN's effort to gain market share among institutional customers. Level II quotes offer institutional money managers and active day-traders more detailed information on the bid and asked prices offered by NASDAQ market makers.

     DTN REAL*TIME was the first DTN service delivered directly to a PC without displaying information on a proprietary system or stand-alone unit. This allows users maximum flexibility in displaying and manipulating the data.

     As part of the service, subscribers are offered free use of DTN's Chameleon software to display market data, news and other financial information. Chameleon also provides market condition alarms, news alerts and archiving, charting, and portfolio monitoring. There are several other popular third-party software programs available for formatting, manipulating, analyzing and displaying market data and news on a single PC or networked PC's.

DTN SPECTRUM
     DTN SPECTRUM is an enhanced version of DTN Wall Street utilizing the ACE receiver technology. The service provides advanced quote selection and custom programming along with alarms, news search and charting capabilities appealing to a broad market of individual investors and investment professions.

     An extension of DTN SPECTRUM is the DTN SPECTRUM RT service. DTN SPECTRUM RT provides real-time futures and commodity quotes along with exchange-delayed stock quotes, news and other information.

DTN Wall Street
     DTN Wall Street provides exchange-delayed quotes on stocks, bonds, mutual and money market funds, futures, interest rates, currencies and real-time index quotes. This service also provides in-depth economic, financial and business news and other time-sensitive financial market information such as company-specific news and earnings. The service allows subscribers to custom program the system to track their selection of financial quotes.

     The majority of subscribers to DTN Wall Street are individual investors, independent brokers, financial advisors and financial institutions.

DTN FirstRate
     DTN FirstRate is a service for the mortgage industry providing wholesale mortgage rates in an easy-to-use standard format and intraday interest rate information indicating the direction of mortgage loan rates. This service also provides subscribers with snapshots of real-time rates from Fannie Mae and Freddie Mac plus other news, commentary and analysis for mortgage lenders.

     DTN FirstRate+ is an enhanced color version of DTN FirstRate. This service provides additional features which are well received by subscribers. Features include keyword search, quick quote, alarms and zoom capabilities for weather.

National Datamax
     In June 1998, DTN Financial Services acquired National Datamax, Inc. (NDM), a provider of software and data services to financial planners and independent broker-dealers. Within the financial services industry, NDM enjoys strong name recognition and was one of the first firms to offer its unique business solutions.

     NDM solves two distinct problems faced by brokers. By consolidating client account information from a variety of sources, NDM assists the broker in presenting a comprehensive financial picture to his/her clients, no matter how many securities or fund families are involved.

     Brokers also need analysis tools to help them pinpoint the best investment options for their clients. NDM offers fundamental data combined with sophisticated scanning routines that help select appropriate mutual funds, variable annuities and stocks based on client-defined risk/reward parameters.

                                       29

     NDM represents a key element in DTN's strategy to become an important player in the institutional marketplace as well as add value to basic information delivery.

1998 DTN Financial Services Highlights
     DTN Financial Services enjoyed continued success in its efforts to market and sell real-time market data to both individual investors and institutions. The increased presence of advertising-supported web sites providing free, delayed market data has sharply reduced the opportunity to sell new DTN Wall Street and DTN SPECTRUM subscriptions. That same development, however, has allowed DTN Financial Services to focus on promoting its more sophisticated real-time services, where margins are higher.

     As the availability of reliable Internet access has increased, so have the opportunities for Internet-delivered market data services. DTN Financial Services added Internet delivery to its suite of service options with the release of DTN.IQ in June 1998. As the service was enhanced throughout the year, DTN.IQ began to play an ever-more-important role as a superior service priced significantly lower than its competition.

     Aside from its general popularity among investors, Internet delivery offers several advantages. Internet delivery:

1) eliminates the need for customers to set up a small satellite dish, sometimes difficult in urban areas.

2)   eliminates DTN's hardware cost associated with the dish and receiver.

3)   offers  marketing   opportunities   with  other  online  financial  service
     providers, like discount brokerage firms.

     In keeping with the strategy of increasing market share among institutional customers, the acquisition of National Datamax, Inc. (NDM) brought new products, a large existing customer base and a strong team of professionals into the Financial Services division. Among small to medium-sized independent brokers, few companies enjoy a stronger reputation than NDM.

     DTN Financial Services continued its significant investment in sales to institutional clients by creating its own outside sales force and assuming managerial responsibility for that group. With the increase in the breadth and complexity of DTN's financial products, there is hardly a financial professional who is not a strong prospect for at least one of these services. However, this same breadth and depth requires a dedicated sales professional who is knowledgeable in all facets of the industry. This group of professionals was in place by the end of the fourth quarter of 1998.

                                       30

THE ENERGY INDUSTRY
-------------------------------------------------------------------------------
GRAPH IN TABULAR FORM:

                                   1994       1995      1996       1997     1998
                                   ----       ----      ----       ----     ----
DTN Energy Services Revenue
          ($ millions)              7.2       10.0       12.2      14.3     16.1



DTN Energy Services
     Energy related services include DTNergy for the refined fuels, natural gas industries and electric industries.

DTNergy Service Review
     DTNergy provides pricing information and communication services for the refined fuels industry. This service consists of several pages of delayed energy futures and options quotes plus selected news and financial information.

     DTNergy is designed to connect refiners (producers of refined fuels) to wholesalers (distributors of refined fuels). The refiner sends refined fuel prices to wholesalers authorized to receive this information. The refiner is also capable of sending terminal alerts, electronic funds transfer notifications, invoices, and other communications to the wholesaler. The DTNergy system carries more than two million messages a month for this industry.
Subscribers can also select from a variety of optional services providing additional prices or news related to the petroleum industry.

     The strength of the DTNergy Refined Fuel service is the ability to deliver, within seconds, accurate refiner terminal prices and other vital communications to the wholesalers. This service is more reliable, timely and less expensive than the competition, which utilize telephone delivered printer-only systems and FAX services.

     DTNergy generates revenue from two primary sources, the wholesaler and the refiner. Wholesalers currently pay a monthly subscription fee of $40 for the monochrome Ku-band satellite service. Refiners pay fees based on the number and length of communications sent to wholesalers.

     Refiners use DTNergy communications to link to their wholesalers with the implementation in 1997 of EDI (Electronic Data Interchange) fuel invoices. EDI/VAN (Value Added Network) services help automate customers' business processes by converting refiner text invoices into an industry standard format. Once these invoices are in a standard format, the invoice data is transferred into a customer's accounting system from the ACE unit.

     DTNergy also provides an information service for the natural gas and electric industries. Subscribers receive instant or delayed NYMEX energy futures and options quotes, a comprehensive weather package and industry specific news and market information. This service targets energy producers and generators, transporters, marketers, utilities and larger energy consumers.

1998 DTNergy Highlights
     Two Internet-based services were introduced in 1998. Prophet X (www.fimi.com) was introduced in June 1998. This service allows the ability to access DTNergy's real-time market data using Financial Information Management Inc.'s (FIMI) client-service software, Prophet X.

     In November 1998 a joint venture between DTN and GlobalView Software Inc. prompted the formation of GlobalData, which is aimed at serving the international energy markets. This partnership allows DTNergy to provide real-time data for the international markets with GlobalView Software Inc. providing the graphical user interface for the service. EnergyView (www.energyview.com) is the Internet product creation of GlobalData, which was introduced in December 1998.

                                       31

THE AUTO INDUSTRY
-------------------------------------------------------------------------------
GRAPH IN TABULAR FORM:

                                   1994       1995      1996       1997     1998
                                   ----       ----      ----       ----     ----
DTN Auto Services Revenue
          ($ millions)              0.0       .7         1.4       1.9      2.0


Other Industries and Services
DTNauto Service Review
     DTNauto is a communication and information service for the automobile industry. This service offers automobile dealers precision information for valuing trade-ins and locating used car inventory. DTNauto provides a host of convenient features for the industry such as the ability for automobile auction companies and manufacturers to communicate directly with the dealers.

     DTNauto provides information on more than 125 pre-auction automobile listings, results of past auctions, new and used car industry news, weather and other news. The service allows subscribers to perform searches of upcoming and past auction listings for specific automobile information.

     DTNauto offers a variety of optional services providing information on credit reporting (CREDCO), vehicle histories (CARFAX), warranty information (The Warranty Guide) and residual value of leased vehicles (Lease Guide). The CARFAX and CREDCO optional services extensively utilize the internal modem to send and receive information. These services create a comprehensive information service placing the "subscriber in the driver's seat".


1998 DTNauto Highlights
     In 1998, DTNauto incorporated Chrome Data Corporation's PC Carbook(R) new car data and SMART ValuesTM used car pricing as part of its standard service. PC Carbook provides the automotive industry with specifications, prices, options, trim packages, discounts and rebates for all new domestic and import vehicles. SMART Values consists of used car pricing data which is revised and updated monthly. DTN has developed an application which draws directly from the information published by Chrome Data that enables DTNauto subscribers to produce a used car window sticker at a cost several times below the current industry standard.

     Improvements to our vehicle wholesale pricing information gave dealers and fleet industry analysts increased flexibility and manipulation of the NADA/NAAA AuctionNet(R) wholesale vehicle-pricing data.


DTN JOINT VENTURE SERVICES
-------------------------------------------------------------------------------
GRAPH IN TABULAR FORM:

                                   1994       1995      1996       1997     1998
                                   ----       ----      ----       ----     ----
DTN Joint Venture Services Revenue
          ($ millions)              0.1       0.3        0.9       1.7      2.6



DTN Joint Venture Services
     DTN joined forces with several companies to market their services using DTN technology. These services are DAT Transportation Terminal, TracElectric and DTN Missing Children Information Center (MCIC).

DAT
     The DAT (Dial-A-Truck) Transportation Terminal service, located in Beaverton, OR, is an information communication system for the trucking industry. The service provides load and truck matching performed on a database of 80,000 listings updated daily.

     DAT allows subscribers to input their listings into the DTN receiver and send this information to a database using the internal modem. The service provides subscribers with the ability to perform extensive searches to locate loads and trucks and to set alarms alerting users of a match.

     The service also provides regional radar weather maps of major highways and interstate systems, transportation news, diesel fuel prices and other financial information related to the trucking industry.

     DAT targets all freight brokers and carriers throughout the United States, Canada and Mexico.

Trac Electric
     TracElectric is an equipment locator service for the electrical equipment industry. This service provides over 100 pages of new, remanufactured, surplus and used electrical equipment listings. The service connects buyers and sellers throughout the United States and Canada.

Missing Children Information Center
     DTN Missing Children Information Center (MCIC) provides instant transmission of data regarding children in danger to local, regional, national and Canadian outlets. In an effort to assist parents, police and the National Center for Missing and Exploited Children (NCMEC) in locating missing children and the criminals involved, photos and information regarding these children are posted as a public service on all DTN color systems.

     As a result of the close working relationship with NCMEC a national kiosk program has been developed. Plans are underway to identify sponsors for the kiosk units to be placed in high-pedestrian traffic areas such as shopping malls, airports, grocery stores, theaters, government buildings, etc.

                                       32

Selected Historical Consolidated Financial Data


PIE GRAPHS IN TABULAR FORM:

                                         1998             1997            1996
                                         ----             ----            ----

Revenues
  DTN Ag Services                         59%              69%             71%
  DTN Weather                             17%               8%              6%
  DTN Financial Services                   9%               8%              9%
  DTN Energy Services                     11%              11%             12%
  Other Services                           4%               4%              2%


Subscribers At Year End
  DTN Ag Services                         71%              76%             80%
  DTN Weather Services                    11%               8%              5%
  DTN Financial Services                  10%               8%              8%
  DTN Energy Services                      5%               5%              5%
  Other Services                           3%               3%              2%





In thousands, except per share data       1998             1997           1996             1995         1994
--------------------------------------------------------------------------------------------------------------
Operating Data (For the Year):
  Total revenues                        $148,986         $126,374        $ 98,384         $ 62,288     $ 46,110
  Operating income                      $  4,163(1)      $ 12,383        $  6,921         $  4,343     $    695
  Net income (loss)                     $ (3,743)(2)     $  2,236        $   (958)        $   (283)    $( 1,603)
  Basic income (loss) per share         $   (.33)        $    .20        $   (.09)        $   (.03)    $   (.16)
  Diluted income (loss) per share       $   (.33)        $    .19        $   (.09)        $   (.03)    $   (.16)
  Basic shares outstanding                11,359           11,101          10,658            9,909        9,760
  Diluted shares outstanding              11,359           12,083          10,658            9,909        9,760
  Dividends paid(3)                         -                -              -                 -            -
  Dividends paid per share(3)               -                -              -                 -            -
Balance Sheet Data (At Period End):
  Working capital (deficit)             $(17,447)        $(21,520)       $(14,748)        $(10,472)    $(10,237)
  Total assets                          $197,185         $162,431        $177,730         $ 92,672     $ 71,459
  Long-term debt and
    subordinated notes                  $100,620         $ 72,891        $ 97,748         $ 47,021     $ 33,983
  Shareholders' equity                  $ 32,150         $ 32,196        $ 28,290         $ 12,877     $ 12,707




1 Includes $5.8 million non-recurring satellite costs related to the loss of control of Galaxy IV satellite by PanAmSat, the Company's primary satellite provider.

2 Includes $5.8 million ($3.7 million after tax) non-recurring satellite costs related to the loss of control of the Galaxy IV Satellite by PanAmSat, the Company's primary satellite provider. Also includes a $1.7 million ($1.1 million after tax) debt extinguishment charge for the early retirement of the Company's $15,000,000 11.25% Senior Subordinated Notes Due 2004.

3 DTN has not paid any dividends in the last five years and currently intends to retain earnings for use in its business.

                                       33

                      Management's Discussion and Analysis

FINANCIAL CONDITION
General Overview
      The equipment used by subscribers is a large capital investment for the Company. The cost of subscriber equipment, net of depreciation, accounts for 46% of the Company's total assets. The Company financed the majority of the investment in subscriber equipment with long-term debt. In 1997 and 1998, the cash provided by operating activities exceeded the cost of new subscriber equipment and was used for acquisitions or to service long-term debt.

      The Company made significant investments during 1996, 1997 and 1998 to acquire subscribers and businesses that fit the Company's business model. The net intangible assets (primarily goodwill) from acquisitions are 33% of the Company's total assets. The acquisitions of subscribers and businesses are expected to enhance the long-term operating performance and financial condition of the Company. The investment in acquisitions has required the Company to increase long-term debt.

      The Company's overall financing strategy has been simple, use long-term debt financing versus equity, whenever possible, to prevent the dilution of shareholder value. The Company's management plans to continually review this strategy to support the growth of the Company.

Cash Flows From Operating Activities
      Net cash provided by operating activities for 1998 was $42.4 million compared to $47.5 million for 1997. The decrease of $5.1 million was primarily due to the $1.7 million decrease in operating cash flow (operating income before depreciation and amortization expense), generally referred to as EBITDA, and $3.2 million from the change in assets and liabilities. The decrease was offset by the $.6 million reduction in interest expense primarily due to lower rates on debt outstanding.

      Excluding the $5.8 million non-recurring satellite costs (see discussion in Results of Operations below) that decreased operating cash flow for 1998, net cash provided by operating activities would have been $48.2 million compared to $47.5 million for 1997.

Cash Flows From Investing Activities
      Net cash used in investing activities for 1998 was $66.8 million compared to $30.2 million for 1997. The increase of $36.6 million is due to the $31.9 million increase in acquisitions, the $5.4 increase for purchases of information distribution software and equipment and a decrease of $.8 million for purchases of subscriber equipment.

      The Company's growth strategy includes acquisitions that fit the business model and/or competitive strategies. The Company closed on several acquisitions during 1998 (See Footnote 2 to the Consolidated Financial
Statements-Acquisitions). The Company paid $37.6 million cash for these acquisitions compared to $5.7 million cash during 1997. The acquisitions in 1998 were primarily financed using the revolving credit line of the Company.

      The majority of the investment in equipment used by subscribers is generally a direct result of the growth in the Company's subscriber base. The Company's marketing efforts to obtain new subscribers includes investing in subscriber equipment for trial and complimentary subscriptions. In addition, approximately 3,500 monochrome system (FM and Ku) and DTN FarmDayta subscribers upgraded service requiring the color Ku-band system with 84% of these conversions involving DTN AgDaily subscribers. The remaining 16% involved DTN Financial Services and DTNergy subscribers. The conversion of approximately 1,000 subscribers from DTN AgDaily on the color Ku-band system to other more advanced Ku-band services such as DTN Pro Series, DTNstant, DTNiron, DTN PROduce and DTN Weather Center resulted in upgraded equipment.

      DTN increased the inventory of color receivers and components to build color receivers during 1998. At December 31, 1998 the Company had approximately $19 million of this inventory compared to $7 million in 1997. The build up of inventory in 1998 occurred due to advance commitments on equipment purchases and the unexpected increase in cancellations due to the Galaxy IV satellite outage discussed below. The Company adjusted purchasing and production schedules in the second half of 1998 to reduce the inventory related to sales and cancellation activity. The reduced production of color systems should significantly reduce capital expenditures on subscriber equipment for 1999.

      The Company had approximately 21,900 monochrome subscribers at December 31, 1998. The Company has made limited purchases of monochrome equipment since 1991 and monochrome depreciation related to monochrome equipment will be approximately $.7 million in 1999 and $.1 million in 2000. The Company utilizes monochrome receiver equipment coming in from conversions for new DTN AgDaily, DTN Wall Street and DTNergy subscribers. The demand is limited for monochrome services, however, the Company continues to research new markets for monochrome system services. At this time, the Company's management believes the prospects are more favorable for color services.

      As it relates to the Company's investing activities, the Company had $17.4 million and $21.5 million of negative working capital at December 31, 1998 and 1997, respectively. The increase in working capital is primarily due to the $2.8 million increase in accounts receivable, the $1.4 million increase in prepaid expenses and the $3.6 million of inventory primarily related to the Kavouras acquisition. The increase in accounts receivable was primarily due to acquisitions, to an increase in revenue per subscriber per month, and a larger mix of customers invoicing on an annual basis compared to quarterly, as was previously the standard. The increase in prepaid expenses was also primarily due to acquisitions.

      The increase in accounts receivable, prepaid expenses and inventory offset the $3.6 million increase in accrued expenses and the $1.2 million decrease in accounts payable. The increase in accrued expenses was primarily due to

                                       34
acquisitions and the decrease in accounts payable was primarily due to reduced capital spending on subscriber equipment.

Cash Flow From Financing Activities
      In 1998, net cash provided by financing activities of $23.5 million was primarily the result of an increase in total debt outstanding of $27.5 million. The increase in debt outstanding was primarily due to an increase of $51.0 in the revolving credit line to fund acquisitions and capital expenditures. The Company made $24.8 million of principal payments on term notes and $5.2 million of payments on debt acquired through acquisitions. The Company also financed the prepayment of $15.0 million 11.25% Senior Subordinated Notes due 2004 and the $1.1 million prepayment cost with $16.0 million of term notes and revolver.

      In 1997, net cash used by financing activities of $17.2 million was primarily the result of a decrease in total debt outstanding of $18.2 million. The decrease in debt outstanding was primarily due to $22.2 million of principal payments during 1997. The Company was able to pay down debt due to the increase in cash provided by operating activities and using subscriber equipment inventory for new subscribers during the first half of 1997.

Factors That May Affect Future Results
      Acquisitions - The Company's strategy includes continued growth through acquisitions of complimentary services, technologies or businesses, which may result in the diversion of management's attention from the day-to-day operations of the Company's business. Other risks include, but are not limited to, possible difficulties in the integration of operations, products and personnel, difficulty in applying internal controls to acquired businesses and particular problems, liabilities or contingencies related to the businesses being acquired. If efforts to integrate past or future acquisitions fail, there could be a material adverse effect on the Company's business, financial condition and results of operations. The Company plans to pursue opportunities that it believes fit its business strategy.

      Competition - The Company operates in a highly competitive environment, competing with information and communication services utilizing various types of electronic media including satellite delivery, TV Cable delivery, the Internet, electronic bulletin boards, television, radio, cellular, and telephone communications. In addition to the various electronic publishers, the Company competes with print media and "old information gathering habits." Many of the Company's actual and potential competitors have substantially greater resources than the Company.

      Indebtedness - The Company anticipates that internally generated cash flow and its bank credit lines will be sufficient to fund operating activities, capital expenditures and service interest and principal payments on long-term debt.

      Inflation - The Company believes that inflationary trends have a limited effect on the business. However, since a large percentage of the Company's subscribers and revenues are related to the agricultural industries, the general state of the agricultural economy may impact the Company's business operations and financial condition.

      Technology - The business of the Company is subject to the continuous changes in information distribution technology affecting how information is distributed to the Company's customers. Currently, the primary information distribution technology the Company utilizes for the delivery of information is satellite. Other technologies used are the Internet, FM side band channels, VBI (vertical blanking interval through a cable TV signal), leased land lines, DIRECTV, E-mail and Fax. The Company is not aware of any other technology that may replace the current electronic delivery systems and equipment at a competitive price. New developments in electronic hardware capabilities and in data distribution technologies could cause the Company's delivery systems and equipment to become obsolete, economically inefficient or less attractive compared to available alternatives. The improvement and enhancement (and subsequent lower cost) of delivery technologies such as the Internet, DIRECTV and cable are providing the Company with alternatives to its current primary delivery method, which is satellite.

      Year 2000 (Y2K) - The Company is actively engaged in a comprehensive review of its computer systems to identify and remediate the systems that could be affected by the Year 2000 Issue. The Company is addressing the following critical areas related to the Company's state of readiness, cost of addressing Year 2000 issues, risks of Year 2000 issues, and contingency plans:

      State of Readiness - The Company has identified the following major areas of the Company dependent on computer software and hardware that may be affected by the Y2K issues.

      * Service delivery - The Company transmits information and communications services to subscribers via satellite, Internet, FM side band channels, VBI, leased land lines, DIRECTV, E-mail and Fax. The Company has been engaged in identifying, remediating and testing any system that could result in an interruption of the delivery of the Company's services to subscribers.

      * Customer Service - The Company provides customer service to subscribers using telephone systems, using administrative systems to ship equipment and/or modify the services that subscribers receive. The Company has been engaged in identifying, remediating and testing any system that could result in an interruption of customer service provided to subscribers.

      * Cash flow - The Company maintains administrative systems that track services provided to subscribers, invoice subscribers and apply cash payments remitted for services received by subscribers. The Company has been engaged in identifying, remediating and testing any system that could result in an interruption of cash flow from subscribers.

      * Physical environment - The Company maintains facilities for employees, operating computer data centers and distributing subscriber equipment. The Company has been engaged in identifying, remediating and testing the possibility of any environmental control, such as heating and cooling systems, inhibiting the use of the Company's facilities.

                                       35

      The Company has made progress in its efforts to address the Year 2000 issue and ensure systems and data will be functional beyond 1999. The following phases, which to some extent are being conducted concurrently, are on schedule to be completed by the listed completion dates.

      * Inventory - The Company has conducted an inventory of all custom developed software and third party vendor supplied software used internally by the Company. The Company has also conducted an inventory of all third party data feeds that are transmitted to the Company for rebroadcast. The Company has also conducted an inventory of all hardware related to the transmission of data and internal administrative operations. The Company had completed this phase as of December 31, 1998.

      * Assess Business Impact - The Company has reviewed the business impact of specific systems if they were to fail due to incorrect date processing past 2000. The Company has identified these systems related to internal administrative systems, third party data feeds and hardware as critical or non-critical to normal business operations. The Company had completed this phase as of December 31, 1998.

      * Remediation and Testing - The Company is remediating software and hardware systems and conducting detailed Y2K testing to produce standardized 'evidence' of Y2K compliance. The Company's estimated completion date is September 30, 1999.

      * Manage Subsequent Changes - All system modifications made subsequent to Y2K testing that are date related will be regression tested and documented. The Company's estimated completion date is December 31, 1999.

      Cost of Addressing Year 2000 Issues - The Company has used existing internal resources to perform all work on the phases discussed above through December 31, 1998. The estimated cost of using internal resources through December 31, 1998 is $.5 million. The Company plans to complete all system modifications and testing required to resolve Y2K issues using existing internal resources and does not expect the cost of making the necessary changes to be significant. The remaining estimated cost of using internal resources to effect Y2K compliance is less than $.5 million.

      Risks of Year 2000 Issues and Contingency Plan - The Company expects its Year 2000 conversion project to be completed on a timely basis, however, failure to do so or failure on the part of third parties with whom the Company does business could materially impact operations and financial results. The Company believes the worst case scenario would be the failure of the communication systems providing information and communications to the Company's customers. If any of the satellites used by the Company were to fail, it is possible that the Company could shift all of its satellite subscribers to other satellites or its Internet based products. The Company is working with various third party vendors to verify Year 2000 compliance, and if necessary, securing alternate sources of service or products if compliance is not obtained. In the event that one or more data providers fail, it is possible the Company could integrate information from another data provider into its data feed.

      The Company is currently developing contingency plans for those systems identified as critical to normal business operations. The contingency plan will include focusing on early detection, planned reactions and subsequent remediation of unforeseen issues. The Company's estimated completion of a formal contingency plan is September 30, 1999. The Company believes there are no foolproof contingency plans that cover every possible failure.

      Based upon currently available information, management believes the Company will meet its compliance goals and does not anticipate that the cost of Y2K compliance will have a material impact on the Company's financial condition, results of operations or liquidity. The achievement of these goals is dependent upon many factors, some outside of the Company's control. In the event that the Company's internal systems or internal systems of critical vendors fail to achieve Y2K compliance, the Company's business and its results of operations could be adversely impacted.

Market Risk Sensitive Instruments and Positions
      The risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in interest rates as discussed below.

      Interest Rates - The Company's earnings are affected by changes in interest rates due to the impact those changes have on its variable-rate debt instruments. The Company has three components that make up its total bank loan debt: 1) Fixed Term Notes of $49,822,540 or 41% of the total, 2) Variable Term Notes of $16,926,000 or 14% of the total and 3) Revolving Credit Line of $55,500,000 or 45% of the total. Assuming a hypothetical 10% change in 1998 interest rates, below is an analysis of what the impact would have been on 1998 interest expense:

                                            1998
Fixed Term Notes                         $   -
Variable Term Notes                       153,400
Revolving Credit Line (a)                 178,500
                                         --------
Total                                    $331,900

(a)The Company's Revolving Credit Agreement includes the ability to fix the revolving credit line based on the Revolving Credit Rate in effect at the beginning of the month (see Note 5). The ability to look back to the interest rates at the beginning of the month, reduces the market risk of an increase in First National Bank of Omaha's "National Base Rate".

      Market risk for fixed-rate term debt is estimated as the potential change in fair value from a hypothetical change in interest rates. The Company has $49,822,540 of fixed term debt as of December 31, 1998 with an estimated fair value of $50,395,940 or an increase $573,400. The fair value was calculated using existing terms of the debt and interest rates present valued at the Company's current available term debt rate (See note 5).

                                       36

Accounting Pronouncements
      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which will be effective for fiscal years beginning after June 15, 1999. The Company will adopt this Statement effective January 1, 2000. At this time, the Company believes the impact of adopting this Statement should not be significant to the results of operations or financial position.

RESULTS OF OPERATIONS

GRAPH IN TABULAR FORM:

                        1994        1995          1996        1997        1998
                        ----        ----          ----        ----        ----
Revenues                46.1        62.3          98.4        126.4       149.0

Operating Cash Flow     15.8        23.2          40.4         54.7        53.0
(in millions of dollars)                                                   58.8*


*Pro-Forma results before $58.8 million non-recurring satellite costs.

General Overview
      The financial dynamics of DTN's business operations are similar to businesses that sell monthly subscriptions such as electronic publications and communications and cable TV companies. The financial dynamics are similar because DTN makes an initial investment of variable marketing costs to obtain new subscribers (generally a one year subscription agreement) and the Company makes a capital expenditure to provide the subscriber with the necessary equipment to receive the Company's satellite based services. Internet subscribers utilize their own personal computer.

      In addition, DTN has a level of fixed costs, such as FM and Ku satellite leases, certain news and weather, quotes, information providers and administrative expenses, not directly affected by the number of subscribers receiving the Company's services.

Non-recurring Satellite Costs (Galaxy IV)
      On May 20, 1998, nearly all of the Company's 159,000 subscribers were unable to receive their data due to loss of control of the Galaxy IV satellite by PanAmSat. This satellite was used by the Company to transmit service to nearly all its subscribers. By May 21, 1998, solutions were available for all subscribers, however, the impacts on DTN operations were significant.

      The loss of control of Galaxy IV by PanAmSat had a significant impact on the Company's operations. The Company switched all satellite customers to Telestar 5, which is a more powerful satellite and has a larger footprint or a larger coverage of geographical area. This satellite includes coverage of Mexico, Hawaii and Alaska. Although this allows future opportunities for DTN, the cost to DTN was significant. The costs related to the failure of Galaxy IV include telecommunications, overtime labor, satellite costs and customer communications and these unusual, non-recurring satellite costs were estimated to be $5.8 million and recorded in May of 1998. These costs are the Company's estimate to convert subscribers to the new satellite and handle the large customer service call volume, duplicate satellite charges and other service costs related to this change.

      Although the Company believes the estimate was reasonable based on all available information, the impact of customer retention is more difficult to quantify and actual costs may vary from the estimate. The Company's management believes the impact from this problem will not significantly impact the longer-term growth prospects of the Company. The Galaxy IV failure had an impact on subscription sales related to the months of May, June and July due to the Company utilizing the sales force to adjust subscriber satellite dishes.

Operating Cash Flow
      The Company's operating cash flow (operating income before depreciation and amortization expense), known in the industry as EBITDA, is a key indicator monitored by DTN management. Growth in operating cash flow results from a growing base of subscribers, as well as, increased revenues per subscriber covering the Company's fixed expenses.

      Operating cash flow for 1998 decreased 3.1% to $53.0 million compared to $54.7 million for 1997. Excluding the non-recurring satellite costs of $5.8 million related to the Galaxy IV satellite outage, operating cash flow for 1998 would have increased 7.5% to $58.8 million compared to $54.7 million for 1997.

      Operating cash flow as a percent of revenue (operating cash flow margin) for 1998 was 35.6% compared to 43.3% for 1997. Excluding the non-recurring satellite costs of $5.8 million related to the Galaxy IV satellite outage, operating cash flow margin for 1998 would have been 39.5% compared to 43.3% for 1997.

      Kavouras equipment sales have lower operating cash flow margins and will decrease the Company's total operating cash flow margin. A further analysis
shows  that,   excluding  the  Kavouras   acquisition   operating   results  and
non-recurring satellite costs, operating cash flow margin for 1998 would have been 41.5% compared to 43.3% for 1997.

      The following graph details the trend in operating cash flow as a percentage of revenue to illustrate operating leverage.

GRAPH IN TABULAR FORM:

Operating Cash Flow
Percent of Revenue

                      1994       1995        1996         1997       1998
                      ----       ----        ----         ----       ----

Operating Cash Flow    34         37          41           43         36
(percent of revenue)                                                  40*


*Pro-Forma results before $5.8 million non-recurring satellite cots.

                                       37

Net Development Costs
      Operating cash flow is affected by the Company's research and development activities. DTN accumulates research and development activities as "Net Development Costs". The Company defines "Net Development Costs" as 1) market research activities, 2) hardware and software engineering, research and development, and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services. The Company includes new services in the "Net Development Costs" classification until the service shows positive operating cash flow prior to corporate allocations plus interest for a full quarter. The service becomes a core service after reaching this level in the developmental process.

      During 1996, DTN expanded it developmental activities with net development costs growing from $3.7 million in 1995 to $5.3 million in 1996. The Company's increased efficiencies on a per subscriber per month basis and the acquisition of subscribers from Broadcast Partners contributed to an increase in operating cash flow margin from 37.2% in 1995 to 41.0% in 1996. Operating cash flow margin, excluding the acquisition of Broadcast Partners, was 37% in 1996. The expansion of developmental activities was offset by increased efficiencies on a per subscriber per month basis. Core services operating cash flow margin improved to 47.4% in 1996 compared to 44.4% in 1995. Core services operating cash flow margin, excluding Broadcast Partners operating results, was 43.4% in 1996 compared to 44.4% in 1995.

      During 1997, the Company's developmental activities were relatively flat at $5.2 million compared to $5.3 million in 1996. The efficiencies gained in 1996 carried over into 1997 and contributed to operating cash flow margin growing from 41.0% in 1996 to 43.3% in 1997. Core services operating cash flow margin improved to 48.5% in 1997 compared to 47.4% in 1996. Core services operating cash flow margin, excluding Broadcast Partners operating results, was 45.0% in 1997 compared to 43.4% in 1996.

      During 1998, the Company's developmental activities increased to $6.5 million compared to $5.2 million for 1997, with the Kavouras operations contributing $1.3 million. Operating cash flow margin in 1998 declined to 35.6% compared to 43.3% in 1997. This decline was primarily due to the $5.8 million non-recurring satellite costs and the Kavouras operations as discussed in the Operating Cash Flow segment above. Core services operating cash flow margin for 1998 decreased to 40.8% compared to 48.5% for 1997. Excluding Kavouras operating results and non-recurring satellite costs, core services operating cash flow margin for 1998 would have been 47.2% compared to 48.5% for 1997.

1998 COMPARED TO 1997
      The 1998 operating results were affected by the weak agriculture economy, the satellite outage and the strategic acquisitions completed by the Company. The operating results for 1998 include six months of the operations of Kavouras, Inc. (Kavouras), acquired in July 1998. The Kavouras operations are included in the Weather Services division of the Company. Operating income declined primarily due to the $5.8 million non-recurring satellite costs and higher amortization expense related to acquisitions.

                                                                       Percent
In Thousands                        1998             1997               Change
-------------------------------------------------------------------------------
Subscribers                           159.3          158.8                -
Revenues                           $148,986       $126,374               18 %
Operating cash flow                  53,014         54,699               (3)%
Operating income                      4,163         12,383              (66)%
Net income (loss)                    (3,743)         2,236                -



Revenues
      Total revenue increased 18% for 1998 compared to 1997. Recurring operating revenues, consisting of subscriptions, additional services, communications and advertising, increased to $73.80 per subscriber per month for 1998 compared to $66.29 for 1997.

      Subscriptions - Subscription revenue for 1998 grew 18% to $119.5 million compared to $101.2 million for 1997. The increase was primarily due to acquisitions completed in 1998, increases in total subscribers, and the ability to move subscribers to higher priced services. The increase in total subscribers in 1998 was primarily due to acquisition activities. The Company added 3,300 subscribers from acquisitions and incurred a loss of 2,800 subscribers, excluding the acquired subscribers, due to lower retention. The Company believes the lower retention is due to lower commodity prices in the Agriculture industry and the Galaxy IV satellite outage. The Kavouras acquisition contributed $4.5 million of subscription revenue on a consolidated basis to the Weather Services division of the Company. This revenue accounted for 24% of the $18.3 million increase in the Company's subscription revenues.

      The Company continues to add new subscribers at higher subscription rates. Subscription revenue per subscriber, per month for all new subscription sales in 1998 was $77 compared to $68 for 1997. The increase in subscribers from new subscription sales and acquisitions resulted in total subscription revenues on a per subscriber per month basis to increase for 1998 to $62.63 compared to $55.10 for 1997.

      At December 31, 1998, 91% of total subscribers were receiving service via Ku-band satellite transmission compared to 90% in 1997. The price of Ku-band satellite delivered services ranged from $37 for monochrome DTN AgDaily to $180 for the color DTNstant service during 1998. The price of Ku-band satellite delivered services ranged from $37 for monochrome DTN AgDaily to $170 for color DTNstant service during 1997. The price of the monochrome FM delivered DTN AgDaily (the only FM service) was $31 in 1998 and $29 in 1997.

      The subscribers converting to higher priced services includes those that switched from the monochrome FM or Ku-band satellite DTN AgDaily priced at $54

                                       38
in 1998 and $52 in 1997. Subscribers continued to convert from color Ku-band satellite DTN AgDaily service to color Ku-band satellite DTN Pro Series ranging in price from $67 in 1998 and $63 in 1997 for one Pro Series service, to $81 in 1998 and $79 in 1997 for all four Pro Series services (DTN Premier). The DTN Premier and Stock Pro, DTN Premier Plus, was priced at $84 a month in 1998 and $82 a month in 1997.

      Equipment Sales - The Company's July 1, 1998 acquisition of Kavouras, Inc., in Minneapolis, added a new market niche for the Company, the manufacture and sale of various meteorological equipment and radar systems. The Kavouras acquisition added $4.8 million of meteorological equipment and radar sales for 1998. This accounted for the majority of the Company's equipment sales for 1998.

      Additional Services - The Company increased the number of information services through "a la carte" optional services (230 in 1998 versus 200 in 1997). The growth in services, subscribers and marketing efforts resulted in a 5% increase in additional service revenues. The revenue increased on a per subscriber per month basis to $3.70 in 1998 compared to $3.65 in 1997.

      Communication Services - The growth in communications revenue was primarily in the Energy Services division. The DTNergy service transmits refiner prices and communications to wholesaler/subscribers. The number of refiner communications increased and produced a revenue growth of 7% in 1998 over 1997. The revenue increased on a company wide per subscriber per month basis to $5.65, up from $5.47 in 1997.

      Advertising - Advertising revenue fell 9% to $3.5 million for 1998, compared to $3.8 million for 1997. Advertising had a record year in 1997 fueled by strong advertising related to new product introductions by companies in the agriculture industry. The Agricultural Services division accounts for the majority of advertising revenues, therefore, the recent downturn in the agriculture economy has negatively impacted the 1998 advertising revenues of the Company. Advertising revenue on a per subscriber per month basis for 1998 was $1.81 compared to $2.07 for 1997.

      Service Initiation Fees - Service initiation fees, the Company's up-front one-time charges to new subscribers ranged from $95 to $530 in 1998 and $150 to $495 in 1997 depending on the service and information distribution technology. Initiation fees for subscribers that convert to another service or change delivery technology (such as FM to Ku) ranged from $50 to $100 depending on the service in 1998 and 1997. Service initiation fees revenue for 1998 fell 29% to $3.3 million compared to $4.6 million for 1997. This decline is due to slower sales in the Agricultural Services division, the direct result of the weak agricultural economy, and the inability of the Company's sales force to focus on new sales while assisting subscribers for three months related to the satellite outage.

Expenses
      Total operating expenses for 1998 increased 27% to $144.8 million compared to $114.0 million for 1997. Excluding the $5.8 million of non-recurring satellite costs related to Galaxy IV, total expenses for 1998 increased 22% compared to 1997. The increase in total operating expenses, excluding non-recurring satellite costs, was primarily due to the Company's growth in subscribers, initiatives to expand distribution programs, the $11.2 million of operating expenses from the Kavouras operations (including $4.1 million of costs of equipment sales) and the amortization expense from other acquisitions. Total operating expenses (excluding sales commissions, cost of equipment sales and non-recurring satellite costs) increased on a per subscriber per month basis to $64.85 for 1998 compared to $56.69 for 1997.

      Selling, General & Administrative - Selling, general and administrative expenses on a per subscriber per month basis for 1998 increased to $39.25 compared to $33.65 for 1997. These costs increased in 1998 as a result of expenses associated with acquisitions and the initiatives to expand distribution programs. Selling, general and administrative expenses in 1998 grew 21% compared to 1997 and as a percentage of revenue increased to 50% compared to 49% in 1997. Selling, general and administrative expenses, excluding selling, general and administrative related to the Kavouras operations, grew 13% in 1998 compared to 1997.

      Cost of Equipment Sales - Cost of equipment sales for 1998, was $4.2 million. These expenses were primarily the direct result of the Kavouras acquisition which brought a new market niche for the Company, the manufacture and sale of various meteorological equipment and radar systems.

      Sales Commissions - Sales commissions are generated from new subscriptions sales force and cash flows related to the DTNergy service. Sales commissions increased 12% during 1998 compared to 1997. This increase is due to incentive programs to the national sales force and sales management related to initiatives to expand distribution programs. Sales commissions, excluding sales commissions related to the Kavouras operations, grew 7% in 1998 compared to 1997.

      Depreciation and Amortization - Depreciation and amortization expense for 1998 increased 15% to $48.9 million compared to $42.3 million for 1997. These increases are primarily due to the increase in subscriber equipment for the added subscribers, increase in subscriber equipment inventory and amortization related to the intangible assets (primarily goodwill) from acquisitions. As a percentage of total revenues, depreciation and amortization expense for 1998 and 1997 remained level at 33%. Depreciation and amortization expense for 1998, excluding depreciation and amortization related to the Kavouras operations, grew 11% in 1998 compared to 1997.

Operating Income
      Operating income (EBIT) for 1998 decreased 66% to $4.2 million compared to $12.4 million for 1997. Excluding the $5.8 million non-recurring satellite costs related to Galaxy IV, operating income for 1998 was $10.0 million compared to $12.4 million for 1997. These decreases in operating income for 1998 are primarily related to lower operating income from acquired operations due to

                                       39
lower   operating  cash  flow  margins  and  increased   amortization   expense.
Amortization expense related to acquisitions was $8.4 million for 1998 compared to $5.9 million for 1997.

Interest Expense
      Interest expense for 1998 decreased 7% to $8.4 million compared to $9.1 million for 1997. In the first quarter of 1998 the Company refinanced its 11.25% Senior Subordinated Notes down to 7.5% Senior Term notes which had a direct impact on interest expense in 1998 compared to 1997. As a percentage of total revenue, interest expense for 1998 decreased to 6% compared to 7% for 1997.

Other Income, Net
      During 1998, the Company received a federal income tax refund from amended returns for prior years and as a result, recorded one time interest income of $181,000 from those refunds.

Income Tax Provision (Benefit)
      The Company's federal and state effective tax rate was 34% for both 1998 and 1997.

Income (Loss) Before Extraordinary Item
      The loss before extraordinary item for 1998 was $2.7 million or $.24 per share on a diluted basis compared to income of $2.2 million or $.19 per share for 1997. Excluding the nonrecurring satellite costs, the income before extraordinary item for 1998 would have been $1.0 million or $.09 per share on a diluted basis.

Extraordinary Item, Net of Tax
      During the first quarter of 1998, the Company refinanced the $15,000,000 11.25% Senior Subordinated Notes due 2004 with 7.5% Senior Term Notes. The Company incurred a one-time charge to earnings of $1.1 million, net of tax, or $.09 per share on a diluted basis. This one-time charge was for the pre-payment penalties and write-offs for debt issuance and discount costs not fully amortized related to the subordinated notes.

Net Income (Loss)
      The net loss for 1998 was $3.7 million or $.33 per share on a diluted basis compared to net income of $2.2 million or $.19 per share for 1997. Excluding the non-recurring satellite costs and the extraordinary item discussed above, the net income for 1998 would have been $1.0 million or $.09 per share on a diluted basis.

1997 COMPARED TO 1996
      The growth in subscribers, revenues and operating cash flow during 1997 highlighted another very good year for the Company. The operating results for 1997 include twelve months of the Broadcast Partners operations compared to approximately eight months in 1996. The Broadcast Partners operations are included in the Agricultural Services division of the Company. Operating income improvement combined with lower interest expense as a percentage of revenue resulted in positive earnings for the year.




                                                                        Percent
In Thousands                    1997                 1996                Change
-------------------------------------------------------------------------------
Subscribers                      158.8               145.9                  9%
Revenues                      $126,374             $98,384                 28%
Operating cash flow             54,699              40,377                 35%
Operating income                12,383               6,921                 79%
Net income (loss)                2,236                (958)                -



Revenues
      Total revenue increased 28% in 1997 compared to 1996 and all operating revenue categories made good contributions to this increase. Recurring operating revenues consisting of subscriptions, additional services, communications and advertising increased to $66.29 per subscriber per month in 1997 compared to $60.92 in 1996.

Subscriptions:
      A 9% growth in total subscribers, the mix of higher priced services, inflationary price increases and acquisitions led to 35% growth in subscription revenue. Subscription revenue related to the Broadcast Partners operations accounted for 35% of the $27,990,639 total revenue growth in 1997 compared to 1996. At December 31, 1997, 90% of total subscribers were receiving service via Ku-band satellite transmission compared to 88% in 1996. All acquired subscribers were receiving service via Ku-band satellite transmission. Subscription revenue on a per subscriber per month basis increased to $55.10, compared to $49.24 in 1996.

      The price of Ku-band satellite delivered services ranged from $37 for monochrome DTN AgDaily to $170 for the color DTNstant service during 1997. The price of Ku-band satellite delivered services ranged from $35 for monochrome DTN AgDaily to $160 for color DTNstant service during 1996. The price of the monochrome FM delivered DTN AgDaily (the only FM service)was $29 in 1997 and $27 in 1996.

      The subscribers converting to higher priced services includes those that switched from the monochrome FM or Ku-band satellite DTN AgDaily priced at $52 in 1997 and $50 in 1996 ($46 prior to June 1, 1996). Subscribers continued to convert from the color Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN Pro Series which ranged in price from $63 ($59 prior to June 1, 1996), for one Pro Series service, to $79 ($74 prior to June 1, 1996), for all four Pro Series services (DTN Premier), in both 1997 and 1996. The DTN Premier and Stock Pro, DTN Premier Plus, was priced at $82 a month in 1997 and $82 a month in 1996 ($78 prior to June 1, 1996).

Additional Services:
      The Company increased the number of information services through "a la carte" optional services (200 in 1997 versus 180 in 1996). The growth in services combined with growth of total subscribers and the acquisition of Broadcast Partners resulted in a 16% increase in additional service revenues. Additional services revenue related to the Broadcast Partners operations accounted for 38% of the $901,955 growth in 1997 compared to 1996. The revenue decreased on a per subscriber per month basis to $3.65 in 1997 compared to $3.80 in 1996.

                                       40

Communications Services:
      The growth in communications revenue was primarily in the DTNergy service. The DTNergy service transmits refiner prices and communications to wholesaler/subscribers. The number of refiner communications increased and produced a revenue growth of 14% over 1996. The revenue decreased on a company wide per subscriber per month basis to $5.47, down from $5.78 in 1996. This decrease is due to spreading communications revenue over a larger base of subscribers, with the largest increase coming from the acquisition of Broadcast Partners in 1996.

Advertising:
      Advertising revenue grew 19% to $3,809,748 in 1997 compared to $3,198,321 in 1996. This growth was due to an increase in the acceptance of the color system as an electronic medium, the acquisition of Broadcast Partners and less discounting due to the increased subscriber base associated with the acquisition. Advertising revenue related to the Broadcast Partners operations accounted for 81% of the $611,427 growth in 1997 compared to 1996. Advertising revenue remained flat on a company wide per subscriber per month basis at $2.07 in 1997, compared to $2.10 in 1996.

Service Initiation Fees:
      Service initiation fees, the Company's up-front one-time charges to new subscribers ranged from $150 to $495 in 1997 and 1996 depending on the service and information distribution technology. Initiation fees for subscribers that convert to another service or change delivery technology (such as FM to Ku) ranged from $50 to $100 depending on the service in 1996 and 1997. The total fees collected decreased 17% in 1997 to $4,625,487 compared to $5,560,049 in 1996. The increased sales volume in 1997 compared to 1996 was offset by the recognition of deferred revenues during 1996 for initiation fees received in the prior year. Service initiation fees are recognized in income since these fees are less than the marketing and setup costs related to a new subscriber.

Expenses
      Total operating expenses increased 25% in 1997 over 1996. This increase was due to a 26% increase in selling, general and administrative costs, a 9% increase in sales commissions and a 26% increase in depreciation and amortization. These expenses (excluding the sales commission costs) increased on a per subscriber per month basis to $56.69 in 1997 compared to $54.07 in 1996.

Selling, General and Administrative:
      Selling, general and administrative expenses on a per subscriber per month basis increased to $33.65, up from $32.12 in 1996. These costs were up modestly due to efficiency gains from spreading costs over a larger base of subscribers obtained from increased sales from expanding the sales force and acquisitions. Selling, general and administrative expenses as a percentage of revenue decreased from 50% in 1996 to 49% in 1997. Selling, general and administrative expenses growth, excluding the selling, general and administrative expenses related to Broadcast Partners, was 20% in 1997 compared to 1996.

Sales Commissions:
      Sales commissions are generated from new subscriptions sales and cash flows related to the DTNergy service. Sales commissions increased 9% during 1997 compared to 1996. This increase is due to higher subscriptions sales, incentive programs to the national sales force and sales management related to an expanding sales force and higher cash flows in DTNergy. Sales commissions growth, excluding sales commissions related to Broadcast Partners, was 10% in 1997 compared to 1996.

Depreciation and Amortization Expense:
      Depreciation and amortization expense increased primarily due to the purchase of $21,137,267 of new equipment used by subscribers and the acquisition of Broadcast Partners. On May 3, 1996, the Company acquired and capitalized approximately $38.2 million of equipment and $34.8 million of intangible assets(goodwill) related to the acquisition. The Company began using a six year life for depreciating subscriber equipment in July of 1992 compared to an eight year life prior to the change. The Company is depreciating the equipment acquired in the acquisition of Broadcast Partners using the straight-line method over five years and is amortizing the intangible assets (goodwill) using the straight-line method over three to eight years beginning in May of 1996.

Operating Income
      Operating income increased 79% to $12,383,403, up from $6,920,791 in 1996 as a result of the growth in revenues and expenses discussed above. Operating cash flow grew 35% to $54,698,708, up from $40,377,428 in 1996.

Interest Expense
      Interest expense increased 8% in 1997 compared to 1996. This increase is related to the increase in total long-term debt outstanding to finance equipment used by subscribers and acquisitions. The Company borrowed $48,490,000 in 1996 to acquire Broadcast Partners. The Company decreased the revolving credit line borrowing from $38,500,000 at December 31, 1996 to $4,500,000 at December 31, 1997. This decrease was primarily the result of the Company converting
$38,000,000 of revolving debt to term debt at the end of the first quarter of 1997.

Income Tax Provision (Benefit)
      The Company's federal and state effective tax rate was 34% and 32% for 1997 and 1996, respectively.

Net Income (Loss)
      The net income for 1997 was $2.2 million or $.19 per share on a diluted basis compared to a net loss of $1.0 million or $.09 per share for 1996.

                                       41

              Management's Responsibility for Financial Statements
-------------------------------------------------------------------------------
To Our Stockholders:

      The management of Data Transmission Network Corporation is responsible for the preparation, integrity and objectivity of the accompanying financial statements and related notes. To meet these responsibilities, we maintain a system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded.

      The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The financial statements have been audited by Deloitte & Touche LLP who have expressed their opinion, presented below, with respect to the fairness of the statements. Their audit included a review of the system of internal control and tests of transactions to the extent they considered necessary to render their opinion.

      The Audit Committee of the Board of Directors is composed solely of outside directors. The Audit Committee meets periodically with our independent auditors and management to review accounting, auditing, internal control and financial reporting matters.




/s/ Roger R. Brodersen                     /s/Brian L. Larson
Chairman of the Board                      Vice President
Chief Executive Officer                    Chief Financial Officer and Secretary




                          Independent Auditor's Report
-------------------------------------------------------------------------------
Board of Directors and Stockholders
Data Transmission Network Corporation

      We have audited the accompanying consolidated balance sheets of Data Transmission Network Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Data Transmission Network Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Omaha, Nebraska
February 12, 1999

                                       42

                           Consolidated Balance Sheets
                        As of December 31, 1998 and 1997

                                                         1998                       1997
--------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash                                                 $   -                     $    837,170
 Accounts receivable, net of allowance for
  doubtful accounts of $1,300,000 and $810,000          10,475,426                 7,629,296
 Inventory                                               3,575,580                      -
 Prepaid expenses                                        2,219,778                   825,577
 Deferred commission expense                             2,695,475                 3,302,972
                                                      --------------------------------------
   Total Current Assets                                 18,966,259                12,595,015
Property and Equipment
 Equipment Used By Subscribers                         244,613,085               224,620,148
 Equipment, Building and Leasehold Improvements         38,788,491                23,155,237
                                                      --------------------------------------
   Total Property and Equipment                        283,401,576               247,775,385
 Less: Accumulated Depreciation                        174,164,486               135,265,090
                                                      --------------------------------------
   Net Property and Equipment                          109,237,090               112,510,295
Intangible Assets From Acquisitions,                    82,266,913                44,493,486
 Less: Accumulated Amortization                         18,121,533                 9,728,684
                                                      --------------------------------------
   Net Intangible Assets                                64,145,380                34,764,802
Other Assets                                             4,836,353                 2,560,786
                                                      --------------------------------------
                                                      $197,185,082              $162,430,898
--------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities
 Accounts payable                                     $  5,820,579              $  6,985,053
 Accrued expenses                                        8,963,856                 5,319,506
 Current portion of long-term debt                      21,628,542                21,810,833
                                                      --------------------------------------
  Total Current Liabilities                             36,412,977                34,115,392
Long-Term Debt                                         100,619,998                58,248,540
Subordinated Long-Term Notes, net of unamortized
 discount of $357,170                                     -                       14,642,830
Equipment Deposits                                         653,753                   484,017
Unearned Revenue                                        27,348,468                22,743,946
Shareholders' Equity
 Common stock, par value $.001, authorized
  20,000,000 shares, issued 11,516,392 and 11,148,052       11,516                    11,148
 Paid-in capital                                        35,022,787                31,326,683
 Retained earnings (deficit)                            (2,884,417)                  858,342
                                                      --------------------------------------
  Total Shareholders' Equity                            32,149,886                32,196,173
                                                      --------------------------------------
                                                      $197,185,082              $162,430,898


The accompanying notes are an integral part of these financial statements.

                                       43

                      Consolidated Statements of Operations
                  Years ended December 31, 1998, 1997 and 1996


                                                              1998               1997                1996
---------------------------------------------------------------------------------------------------------------
Revenues
 Subscriptions                                              $119,543,225        $101,194,290       $75,019,826
 Equipment sales                                               4,871,481                -                 -
 Additional services                                           7,059,007           6,694,754         5,792,799
 Communication services                                       10,787,952          10,050,073         8,812,718
 Advertising                                                   3,455,194           3,809,748         3,198,321
 Service initiation fees                                       3,269,487           4,625,487         5,560,049
                                                             148,986,346         126,374,352        98,383,713
Expenses
 Selling, general and administrative                          74,919,319          61,790,861        48,944,027
 Cost of equipment sales                                       4,192,737                -                 -
 Sales commissions                                            11,060,492           9,884,783         9,062,258
 Depreciation and amortization                                48,850,622          42,315,305        33,456,637
 Non-recurring satellite costs                                 5,800,000                -                 -
                                                             144,823,170         113,990,949        91,462,922
Operating Income                                               4,163,176          12,383,403         6,920,791
 Interest expense                                              8,449,668           9,098,231         8,432,270
 Other income, net                                               217,929             121,909           107,173

Income (Loss) Before Income Taxes and Extraordinary Item      (4,068,563)          3,407,081        (1,404,306)
 Income tax provision (benefit)                               (1,402,684)          1,171,000          (446,000)
Income (Loss) Before Extraordinary Item                       (2,665,879)          2,236,081          (958,306)
Extraordinary Item, Net of tax                                 1,076,880                -                 -
Net Income (Loss)                                            $(3,742,759)       $  2,236,081       $  (958,306)
---------------------------------------------------------------------------------------------------------------
Basic Income (Loss) Per Share
 Income (loss) before Extraordinary Item                     $     (0.24)       $       0.20       $     (0.09)
 Extraordinary Item, net of tax                                    (0.09)               -                  -
---------------------------------------------------------------------------------------------------------------
 Net Income (loss)                                           $     (0.33)       $       0.20       $     (0.09)
---------------------------------------------------------------------------------------------------------------
Diluted Income (Loss) Per Share
 Income (loss) before Extraordinary Item                     $     (0.24)       $       0.19       $     (0.09)
 Extraordinary Item, net of tax                                    (0.09)               -                  -
---------------------------------------------------------------------------------------------------------------
 Net Income (loss)                                           $     (0.33)       $       0.19       $     (0.09)
---------------------------------------------------------------------------------------------------------------
Basic Shares Outstanding                                      11,358,934          11,100,684        10,657,893
Diluted Shares Outstanding                                    11,358,934          12,082,556        10,657,893

                                       44

                 Consolidated Statement of ShareHolders' Equity
                  Years ended December 31, 1996, 1997 and 1998


                                                                                   Retained                      Total
                                      Common         Common      Paid-in           Earnings       Treasury    Shareholders'
                                      Shares          Stock      Capital           (Deficit)        Stock        Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996             3,375,409       $  3,375    $ 14,422,689    $  (497,687)   $ (1,051,412)   $12,876,965
Treasury stock issued on exercise
  of employee stock options                              -               -             51,391        709,239        760,630
Tax benefit related to exercise
  of employee stock options                              -            634,000            -              -           634,000
Issuance of common stock on
  acquisitions                         316,000            316      14,976,684            -              -        14,977,000
Three-for-one stock split            7,382,816          7,383          (7,383)           -              -              -
Net loss                                                 -               -           (958,306)          -          (958,306)
                                    ------------------------------------------------------------------------------------------
Balance, December 31, 1996          11,074,224       $ 11,074    $ 30,025,990    $ (1,404,602)      (342,173)   $28,290,289
Treasury stock issued on exercise
  of employee stock options                              -               -             26,863        342,173        369,036
Issuance of common stock on
  exercise of employee stock options    73,828             74         625,693            -              -           625,767
Tax benefit related to exercise
  of employee stock options                              -            675,000            -              -           675,000
Net income                                               -               -          2,236,081           -         2,236,081
                                    ------------------------------------------------------------------------------------------
Balance, December 31, 1997          11,148,052       $ 11,148    $ 31,326,683    $    858,342    $      -       $32,196,173
Issuance of common stock on
  exercise of employee stock options   368,340            368       2,677,308            -              -         2,677,676
Tax benefit related to exercise
  of employee stock options                              -            688,796            -              -           688,796
Issuance of warrants on
  an acquisition                                         -            330,000            -              -           330,000
Net loss                                                 -               -         (3,742,759)          -        (3,742,759)
                                    ------------------------------------------------------------------------------------------
Balance, December 31, 1998          11,516,392       $ 11,516    $ 35,022,787    $ (2,884,417)          -       $32,149,886


The accompanying notes are an integral part of these financial statements.

                                       45


                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997 and 1996


                                                            1998                 1997               1996
--------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net income (loss)                                   $  (3,742,759)        $  2,236,081       $  (958,306)
 Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Depreciation and amortization                          48,850,622           42,315,305        33,456,637
   Amortization of debt issue costs and discount              38,437              147,880           139,694
   Extraordinary loss on early extinguishment of debt      1,682,880                 -
   Deferred income taxes                                  (1,254,753)           1,056,000          (480,000)
 Change in assets and liabilities:
   Accounts receivable                                    (1,721,398)          (1,278,437)          (63,634)
   Inventory                                               1,144,102                 -                 -
   Prepaid expenses                                         (851,447)            (180,068)          (21,839)
   Deferred commission expense                               614,502             (400,469)         (310,792)
   Deferred debt issuance costs                                 -                    -             (112,078)
   Accounts payable                                       (3,151,545)             518,361        (1,947,116)
   Accrued expenses                                       (2,091,048)          (1,113,749)         (149,687)
   Equipment deposits                                       (542,752)             (51,175)          (26,578)
   Unearned revenue                                        3,441,028            4,293,666         4,251,166
                                                        ----------------------------------------------------
 Net Cash Provided By Operating Activities                42,415,869           47,543,395        33,777,467
Cash Flows From Investing Activities
 Capital expenditures:
   Equipment used by subscribers                         (20,341,583)         (21,137,267)      (37,424,684)
   Equipment, building and leasehold improvements         (8,803,636)          (3,367,535)       (3,120,125)
 Acquisitions                                            (37,621,363)          (5,687,196)      (65,745,794)
                                                        ----------------------------------------------------
 Net Cash Used By Investing Activities                   (66,766,582)         (30,191,998)     (106,290,603)
Cash Flows From Financing Activities
 Proceeds:
   Revolving credit line                                  51,000,000            4,000,000        17,250,000
   Term notes                                             16,000,000                 -           48,490,000
   Exercise of stock options                               2,677,676              994,803           760,630
   Issuance of common stock                                     -                    -           14,977,000
 Payments:
   Term notes                                            (24,810,833)         (22,217,083)       (9,036,459)
   Debt acquired through acquisitions                     (5,228,300)                -                 -
   Subordinated notes and prepayments costs              (16,125,000)                -                 -
                                                       ------------------------------------------------------
 Net Cash Provided (Used) By Financing Activities         23,513,543          (17,222,280)       72,441,171
                                                       ------------------------------------------------------
Net Increase (Decrease) in Cash                             (837,170)             129,117           (71,965)
Cash at Beginning of Period                                  837,170              708,053           780,018
                                                       ------------------------------------------------------
Cash at End of Period                                   $       -            $    837,170       $   708,053


The accompanying notes are an integral part of these financial statements.


                                       46

                   Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------


1. Summary of Significant Accounting Policies
-------------------------------------------------------------------------------
Principles of Consolidation
      The consolidated financial statements include the accounts of Data Transmission Network Corporation and its wholly owned subsidiaries (the Company or DTN). All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition
      The Company provides its subscribers with equipment to receive information and communications service. DTN charges a recurring subscription fee and in most instances a one-time service initiation fee. The subscriptions are contracted for an initial period of one year and are generally billed quarterly in advance. Payments received in advance for subscriptions, additional services and advertising are deferred and recognized as the services are provided to the subscribers. Equipment Sales are recognized when the equipment is shipped. Service initiation fees are recognized in income since these fees are less than the marketing and setup costs related to a new subscriber. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers.

Inventory
      Inventories are stated at the lower of cost or market with cost determined on a first in, first out basis.

Deferred Commission Expense
      Commissions and bonuses which are paid at the time of the initial subscription to sales representatives, to company representatives, or to subscribers for successful customer referrals, are deferred and expensed over the initial twelve-month subscription period.

Equipment Used By Subscribers
      Equipment used by subscribers to receive the Company's electronically transmitted information and communication services is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a useful life of three to eight years for assets placed in service prior to July 1, 1992, and three to six years for assets placed in service subsequent to July 1, 1992.

Equipment, Building and Leasehold Improvements
      Equipment, building and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:


Equipment                  2-7 years
Building                    40 years
Leasehold improvements    5-10 years


Intangible Assets
      Intangible assets are stated at cost less accumulated amortization. These costs are amortized using the straight-line method over three to ten years. The carrying value of fixed and intangible assets is periodically assessed by the Company by reviewing the recoverability of the assets over the amortization period based on the projected undiscounted future cash flows of the related business unit. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competition and economic conditions.

Income Taxes
      Income taxes are computed in accordance with the provisions of Statement of Financial Accounting Standard 109, "Accounting for Income Taxes" (SFAS 109). The objective of the statement is to recognize the amount of taxes payable or refundable in the current year and to recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

Earnings (Loss) Per Share
      Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options and warrants.

Statement of Cash Flows
      For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. During the years ended December 31, 1998, 1997 and 1996, the Company made interest payments of $8,367,000, $8,983,000, and $8,555,000, respectively. Capital expenditures for subscriber equipment included in accounts payable at year end totalled $342,000, $1,105,000 and $1,394,000 at December 31, 1998, 1997 and 1996, respectively. The Company paid $136,000 of federal income taxes in 1998 and no federal income taxes during 1997 or 1996. At December 31, 1996, $931,700 of the purchase price for acquired subscribers was due in future periods and was included in accounts payable.

Research and Development
      Expenditures for research and development are charged to expense as they are incurred and approximated $4,423,000, $3,059,000 and $2,263,000 for the years ended December 31, 1998, 1997, and 1996.

Stock-Based Compensation
      The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                                       47

Fair Value of Financial Instruments
      Because of their maturities and/or interest rates, the Company's financial instruments generally have a fair value approximating their carrying value. These instruments include accounts receivable, revolving credit and term borrowings, subordinated debt, commercial paper, and trade payables. The Company has $49,822,540 of fixed term debt as of December 31, 1998 with an estimated fair value of $50,395,940.

Accounting Pronouncements
      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which will be effective for fiscal years beginning after June 15, 1999. The Company will adopt this Statement effective January 1, 2000. At this time, the Company believes the impact of adopting this Statement should not be significant to the results of operations or financial position.

Non-recurring Satellite Costs (Galaxy IV)
      On May 20, 1998, nearly all of the Company's 159,000 subscribers were unable to receive their data due to loss of control of the Galaxy IV satellite by PanAmSat. This satellite was used by the Company to transmit service to nearly all its subscribers.

      The costs related to the failure of Galaxy IV include telecommunications, overtime labor, satellite costs and customer communications and these unusual, non-recurring satellite costs were estimated to be $5.8 million and recorded in May of 1998.

2.       Acquisitions
-------------------------------------------------------------------------------
Broadcast Partners
      In May of 1996, the Company acquired substantially all the assets of Broadcast Partners, an electronic information and communication services company providing similar services as DTN AgDaily in the agricultural industry. The Company paid $63.5 million cash and assumed certain "non-interest" bearing liabilities of approximately $9.8 million. The Company received 39,000 agricultural subscribers in this acquisition.

      The $63.5 million cash paid for the Broadcast Partners acquisition was financed with a combination of $15 million of privately placed common stock equity (948,000 shares) and $48.5 million of six year term notes (see note 5). The Company acquired and capitalized approximately $38.2 million of equipment. The Company is depreciating this equipment using the straight-line method over five years. The Company capitalized approximately $34.8 million as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over three to eight years.

Market Quoters, Northern Data and Market Communications Group LLC
      During the first quarter of 1997, the Company acquired 2,900 real-time commodity subscribers through two separate acquisitions. Approximately 500 of the subscribers were acquired from Market Quoters and Northern Data Services for $750,000 cash. The remaining 2,400 subscribers were acquired from Market Communications Group, LLC (MCG), a joint venture between Reuters America, Inc., and Farmland Industries, Inc. The Company paid $3.6 million cash for the 2,400 subscribers, certain assets and assumed certain liabilities. In total, the Company capitalized approximately $4.5 million as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over three to eight years. The MCG acquisition included the preferred rights to distribute relevant Reuters real-time news and information to the commodities, energy and metals markets.

The Network, Inc.
      In July of 1997, the Company acquired the assets of The Network, Inc., an electronic cotton trading network service. The Company agreed to pay $1,000,000 cash over five years. The Company has the option to terminate the agreement at any time and cease all payments and return the assets to the owner. The Company paid $200,000 cash in 1997 and 1998 and will pay $200,000 cash on each of the next three anniversary dates. The Company is capitalizing the $200,000 payments when made as an intangible asset (primarily goodwill) and amortizing this cost using the straight-line method over 12 months. To date the Company has capitalized a total of $500,000. In effect, if all payments are made, the Company is amortizing the $1,000,000 purchase price over five years.

Arkansas Farm Bureau ACRES Service
      In October of 1997,  the Company agreed to acquire the  approximately  700 subscribers on the ACRES platform from the Arkansas Farm Bureau (AFB). The Company agreed to pay approximately $600 for each subscriber that converted to a DTN service. The Company has converted 628 subscribers to a DTN service. In addition, the Company will pay the AFB a $6 monthly residual for the lesser of the life of the subscriber or ten years for those subscribers converting to a DTN service. The Company capitalized $376,800 as an intangible asset and is amortizing this cost using the straight-line method over eight years.

Market Information of Colorado, Inc.
      In February of 1998, DTN acquired 100 subscribers receiving real-time commodities and futures information from Market Information of Colorado, Inc.
(MIC) for $135,000 cash. The Company capitalized $133,205 as an intangible asset and is amortizing this cost using the straight-line method over eight years.

CDS Group, Inc.
      In March of 1998, DTN acquired CDS Group, Inc. (CDS) for $250,000 cash and the assumption of certain liabilities. CDS is engaged in the business of marketing software for tracking bales of cotton for businesses in the cotton industry. This acquisition complements the acquisition of The Network, Inc., an electronic cotton trading network (discussed above). The Company has capitalized

                                       48

$325,300 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over five years.

SmartServ Online, Inc.
      In April of 1998, DTN signed an agreement to acquire exclusive rights to market the Internet based financial services information products of SmartServ Online, Inc. their internet information distribution technology, and their subscribers for $850,000 cash plus $1,055,000 for minimum payments for the first twelve months of the contract. These services include: SmartServ Pro, now DTN.IQ, a real-time, tick-by-tick stock quote and news service, and TradeNet and BrokerNet, real-time trading and account information services for the brokerage industry. This agreement transfers the 850 subscribers currently using SmartServ Online to DTN. All new subscribers to these services will be DTN customers and DTN will pay SmartServ Online, Inc. an ongoing royalty based on revenues. The first year minimum payments in excess of the calculated payments has been capitalized as part of the purchase price. The Company has capitalized $1,905,000 as an intangible asset and is amortizing this cost using the straight-line method over five years.

National Datamax, Inc.
      In June of 1998, DTN signed an agreement to acquire 100% of the capital stock outstanding of National Datamax, a software development and information services firm specializing in integrated systems for the financial information services industry. DTN has agreed to pay $3,000,000 cash, assume the assets and liabilities of National Datamax, Inc., plus pay any earn-out based upon revenue growth from quarter ending December 31, 1997, through quarter ending September 30, 1999. National Datamax is a wholly owned subsidiary of DTN and operates out of California. The Company has capitalized $3,242,930 as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over three to five years.

Kavouras, Inc.
      In July of 1998, DTN signed an agreement to acquire 100% of the capital stock outstanding in Kavouras, Inc. Kavouras is engaged in the development, design, manufacture, marketing and service of meteorological equipment and provides meteorological data services to government, aviation, commercial broadcast and other industries, including DTN. The Company agreed to assume the assets and liabilities of Kavouras, Inc. and pay $22,650,000 cash of which $20,650,000 was paid at closing. The remaining $2,000,000 cash will be paid out in equal $400,000 payments over the next five anniversary dates of closing. Kavouras is a wholly owned subsidiary of DTN and operates out of Minnesota under the name DTN Kavouras Weather Services. The Company has capitalized $18,208,749 as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over five to ten years.

      In a related transaction, in April of 1998, Kavouras signed a License Agreement with Earthwatch Communication, Inc. for the exclusive rights to use, market license and sell the Licensed Products of a U.S. Patent which provides a "Method for Creating a 3D Image of Terrain and Associated Weather." In conjunction with the acquisition agreement, an Assignment Agreement was signed on March 30, 1998, between Kavouras and the Company to assign this License to DTN Market Communications Group, Inc., a wholly owned subsidiary of the Company. As a result of this assignment, the Company paid $3,000,000 cash for the License Agreement with Earthwatch Communication, Inc., which is being capitalized as an intangible asset and amortized using the straight-line method over ten years.

Paragon Software, Inc.
      In October of 1998, the Company acquired 100% of the capital stock outstanding in Paragon Software, Inc. (PSI), subject to a re-purchase by a third party. PSI provides financial information services to subscribers via the Internet. The Company agreed to pay $5.7 million to acquire the stock and assume the assets and liabilities of the company. The Company has capitalized $6,474,910 as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over three to five years.

      The acquisition of PSI was part of an overall plan to acquire a controlling interest in two other companies. Without those acquisitions occurring prior to December 31, 1998, a third party has the right to purchase PSI from the Company at the Company's initial cost. The acquisitions were not completed by December 31, 1998 (due to circumstances beyond the Company's control) and the third party has indicated their intentions to purchase Paragon. If the third party does not obtain the financing and purchase Paragon by June 30, 1999, Paragon will remain an asset of DTN.

Weather Services Corporation
      In December of 1998, the Company acquired 100% of the capital stock outstanding in Weather Services Corporation (WSC). WSC provides meteorological consulting and worldwide commercial weather information to internet, newspaper, utilities, broadcasters, agribusinesses and municipalities. The Company agreed to pay $3,807,700 cash to acquire the stock and assume certain liabilities plus a warrant to purchase 20,000 shares of DTN's common stock at $34.00. The Company has capitalized $3,806,533 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over ten years. The fair value of the warrant is included in shareholder's equity.

Pro Forma Financial Information
      All of the acquisitions have been accounted for using the purchase method of accounting. With the exception of National Datamax, Kavouras, PSI and WSC,

                                       49
the acquisitions in 1997 and 1998 were primarily acquisitions of subscribers and not entire businesses. The following unaudited pro forma financial information reflects the consolidated results of operations of the Company for the fiscal years ended December 31, 1998 and 1997 as though the Kavouras, National Datamax and WSC acquisitions, had occurred at the beginning of the period presented. The remaining 1998 acquisitions were deemed not material in nature to the overall operating statements of the Company, thus are excluded from the pro forma information disclosure. The acquisition of PSI is excluded from the proforma information as a result of the repurchase agreement discussed above. This proforma information has been prepared for comparative purposes only and does not necessarily represent actual operating results that may be achieved in the future or that would have occurred had the acquisition been consummated on January 1, 1997.


Pro Forma December 31,                  1998                          1997
-------------------------------------------------------------------------------
Revenues                            $161,544,338                  $150,665,102
Income (loss) before
  extraordinary item                $ (5,684,895)                 $ (1,293,803)
Income (loss) per share before
  extraordinary item
  Basic                             $      (0.50)                 $      (0.12)
  Diluted                           $      (0.50)                 $      (0.12)




3.       Inventories
-------------------------------------------------------------------------------
      Inventories are primarily related to the equipment sales as a result of the acquisition of Kavouras. The major classes of inventory are as follows:



December 31                  1998
-------------------------------------------------------------------------------
Raw Materials           $   2,684,857
Work-in-Process               728,415
Finished Goods                162,308
                        $   3,575,580


4.       Equipment, Building and Leasehold Improvements
-------------------------------------------------------------------------------
      Equipment, building and leasehold improvements are stated at cost. The respective costs of the classes of assets are as follows:


December 31,                 1998                        1997
-------------------------------------------------------------------------------
Equipment                $ 33,198,540                $ 21,338,869
Building                    2,460,486                        -
Land                          220,269                        -
Leasehold improvements      2,909,196                   1,816,368
-------------------------------------------------------------------------------
  Total                  $ 38,788,491                $ 23,155,237



5.       Long Term Debt And Loan Agreements
-------------------------------------------------------------------------------
      The Company has a revolving credit agreement, as amended, with a group of banks (the "Revolving Credit Agreement"). The Revolving Credit Agreement, which expires June 30, 2000 unless extended, provides for a total commitment of up to $80,800,000 in new borrowings. As of December 31, 1998, $55,500,000 of the total commitment had been borrowed, with the remaining $25,300,000 available to the Company subject to certain restrictions as discussed below.




December 31,                           1998                        1997
-------------------------------------------------------------------------------
Revolving Credit Agreement
  Revolving credit line           $  55,500,000                 $  4,500,000
  Term notes                         34,421,875                   35,151,040
Term Credit Agreement
  Term notes                      $  32,326,665                 $ 40,408,333
-------------------------------------------------------------------------------
Total Loan Agreements               122,248,540                   80,059,373
-------------------------------------------------------------------------------
Less current portion                 21,628,542                   21,810,833
-------------------------------------------------------------------------------
Total Long-Term Debt              $ 100,619,998                 $ 58,248,540




      Additional borrowings under the Revolving Credit Agreement are available to the Company, as long as at the time of the advance, no default exists with any of the Company loan agreements and the ratio of the Company's total borrowings to operating cash flow ("the Leverage Ratio") does not exceed thirty-six. As of December 31, 1998 based on current operating cash flow, the Company would be able to borrow all of the remaining $25,300,000 commitment available.

      In addition to the restrictions mentioned above with respect to advances, total debt outstanding is limited to forty-eight times monthly operating cash flow. The Company is required to maintain total stockholders' equity of at least $23,500,000 plus fifty percent (50%) of net income (but not losses) at fiscal year end through June 30, 2000. The minimum stockholders' equity required to be maintained is $24,618,040 as of December 31, 1998. The Company is required to maintain a ratio of quarterly operating cash flow to interest expense (as defined) of at least 2.25 to 1. The Company is permitted to pay cash dividends in any one year, which are, in the aggregate, less than 25% of the Company's net operating profit after taxes in the previous four quarters.

      Interest on the outstanding borrowings (prior to when the borrowings might be converted to term loans, as discussed below) is at a variable rate, depending on the ratio of the Company's total borrowings to operating cash flow (the "Leverage Ratio"). The following table outlines the "Leverage Ratio", the applicable Margin, Unused Commitment Fees and Fixed Note Margin discussed below.



                                                     Unused              Fixed
                                                   Commitment             Note
Leverage Ratio                      Margin             Fee               Margin
-------------------------------------------------------------------------------
more than 42                        .250%             .375%              2.25%
more than 36 and less than 42       .500%             .250%              2.25%
more than 30 and less than 36       .750%             .250%              2.00%
more than 24 and less than 30      1.000%             .250%              2.00%
more than 18 and less than 24      1.250%             .125%              1.75%
less than 18                       1.375%             .125%              1.75%



      The Revolving Credit Rate is the First National Bank of Omaha's "National Base Rate", minus the applicable Margin. The base rate is adjusted monthly, with

                                       50
the interest rate margin (as defined on page 57) changed quarterly. As of December 31, 1998, the Revolving Credit Rate is 6.75%.

      The Company has the option to convert the outstanding revolving credit borrowings to term loans at any time, payable in forty-eight fixed principal installments, plus interest. Interest on the converted term loans is at the Company's option, a variable interest rate of 1/4% over the Revolving Credit Rate or at a fixed rate of 3/8% over the Revolving Credit Rate in effect on the date of the notice (as defined) or the applicable Fixed Note Margin (based on the "Leverage Ratio") over the average of the 3 and 5 year U. S. treasury securities, as quoted in the prior month "Federal Reserve Statistical Release", whichever is greater. Through a refinancing of Senior Subordinated Notes, as of March 17, 1998, the Company converted $16,000,000 of revolving credit to term notes accruing interest at the rate of 7.50% (see footnote 6). As of December 31, 1998, $55,500,000 of the total borrowings outstanding had not been converted to term loans. As of December 31, 1998, $34,421,875 of term loans were outstanding with monthly installments due up through 2002 having interest rates ranging from 7.50% to 9.25%.

      The Company pays a commitment fee of 1/8 - 3/8% on the unused portion of the total revolving credit commitment based on the "Leverage Ratio". As of December 31, 1998 the commitment fee was 1/4% on all unused revolving credit commitment. In the event the total borrowings exceed 36 times Operating Cash Flow, any term note accruing interest at less than 7.5% is included in a "Trigger Event". The Company is obligated to pay the holders of such term notes a fee of 0.375% of the outstanding balance of the notes upon the occurrence of the Trigger Event and like amounts on the six month anniversary and the twelve month anniversary of the Trigger Event. The Company has a Term Credit Agreement with a group of banks providing for an aggregate principal amount of $48,490,000 to be repaid in 72 fixed principal installments which began January 31, 1997.

      As of December 31,1998, the principal balance was $32,326,665 with $16,926,000 accruing at a variable interest rate of the NY prime rate less one-half of one percent, or 7.25% and the remaining $15,400,665 accruing at fixed interest rates ranging from 8.25% to 8.36%.



                 Minimum Principal Maturities of Long-Term Debt*
-------------------------------------------------------------------------------
Year Ending December 31,

           1999                         $ 21,628,542
           2000                           21,581,667
           2001                           14,456,667
           2002                            9,081,664
-------------------------------------------------------------------------------
Total                                   $ 66,748,540


*Excluding revolving credit line.



      The revolving credit lines are classified as long-term debt since the Company has the ability and the intent to maintain these obligations for longer than one year.

      Substantially all of the Company's assets are pledged as collateral under the Company's long-term debt and loan agreements.

6.       Subordinated Long-Term Notes
--------------------------------------------------------------------------------
      On March 17, 1998, the Company refinanced its Senior Subordinated Notes with 7.50% term notes with fixed principal payments plus interest. The Company recorded an extraordinary loss for the pre-payment penalty of $1,125,000 or 7.5% of the principal balance of $15,000,000 to retire the Subordinated Notes early. In addition, $557,880 of debt issuance and discount costs related to the senior subordinated notes were also recorded as an extraordinary loss in the first quarter of 1998.



7.       Income Taxes
-------------------------------------------------------------------------------
      Components of the income tax (benefit) provision are as follows:

                       1998                 1997                 1996
-------------------------------------------------------------------------------
Current           $   156,000            $  115,000           $   34,000
Deferred           (1,558,684)            1,056,000             (480,000)
-------------------------------------------------------------------------------
                  $(1,402,684)           $1,171,000           $ (446,000)



      The income tax (benefit) provision differs from the (benefit) provision at federal statutory rates for the following reasons:


                        1998                 1997                  1996
-------------------------------------------------------------------------------
Federal             $(1,383,313)         $1,158,000            $(477,000)
State Taxes             (81,371)             68,000              (28,000)
Other                    62,000             (55,000)              59,000
-------------------------------------------------------------------------------
                    $(1,402,684)         $1,171,000            $(446,000)



      Included in the extraordinary item, net of tax, is a federal deferred tax benefit of $606,000. The components of deferred tax liability (asset) are as follows:


                                            1998                     1997
-------------------------------------------------------------------------------
Depreciation                          $ (4,910,000)             $ (6,573,000)
Net operating loss carryforwards         8,630,000                 8,101,000
Intangible assets                         (828,000)                     -
AMT Credits                                860,000                   235,000
Accruals and other                       1,019,000                  (417,000)
-------------------------------------------------------------------------------
Net Deferred Asset                    $  4,771,000              $  1,346,000



      The Company had  approximately  $23,971,000  of unused net operating  loss
(NOL) carryforwards at December 31, 1998. The NOL carryforwards will expire in the years 2002 to 2018. In addition, the Company reflected in Other Assets at December 31, 1997 approximately $911,000 relating to pending IRS refund claims. This refund was collected in 1998.

                                       51

8.       Capital Stock
-------------------------------------------------------------------------------
      The Company's articles of incorporation provide for the authorization of 1,000,000 shares of $.50 par value per share preferred stock. The preferred stock, none of which has been issued, presently has no voting rights or other features, although the articles of incorporation contain provisions to adopt various features or privileges at the discretion of the Board of Directors.

      In September 1992, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of the Company's outstanding common stock. The purchases are to be made from time to time in the open market or in arranged transactions at such price or prices as company officers may deem advisable. The Company has purchased 150,000 shares of outstanding common stock since September 1992. The common stock repurchased may be used to provide shares for the Company's existing stock options and warrants outstanding.

      In June 1994, pursuant to the sale of subordinated debt, the Company issued a warrant to purchase 75,000 shares of the Company's common stock at $7.39 per share on or before June 30, 2004. At December 31, 1998 the warrant to purchase 75,000 shares had not been exercised.

      As part of the May 1996 acquisition of Broadcast Partners, the Company sold 948,000 (split adjusted) shares through a private placement transaction. During the second quarter of 1996, the Company effectuated a three-for-one common stock split, payable June 28, 1996 to stockholders of record June 14, 1996. The stated par value of each share was not changed from $0.001. A total of $7,383 was reclassified from the Company's additional paid in capital account to the Company's common stock account.

      In August of 1997, the Company adopted a shareholder rights plan with respect to its Common Stock, under which the Board declared a dividend distribution of one preferred shares purchase right to holders of each share of Common Stock. The rights are not exercisable until ten days after a person or group announces the acquisition of 11% or more of the Company's voting stock or announces a tender offer for 11% or more of the Company's outstanding common stock. Each right entitles the holder to purchase common stock at one half the stock's market value. The rights are redeemable at the Company's option for $.01 per Right at any time on or prior to public announcement that a person has acquired 11% or more of the Company's voting stock. The rights are automatically attached to and trade with each share of Common Stock.

      In  December  of  1998,  pursuant  to the  purchase  of  Weather  Services
Corporation, the Company issued a warrant to purchase 20,000 shares of the Company's common stock at $34.00 per share on or before December 11, 2005. At December 31, 1998 the warrant to purchase 20,000 shares had not been exercised.

9.       Benefit Plan
-------------------------------------------------------------------------------
      The Company has a defined contribution plan under provisions of Internal Revenue Code Section 401(k). All employees with at least one year of service may participate in the plan. The Company matches the employee's contribution up to 4% of the employee's compensation, and may make additional discretionary contributions. During 1998, 1997 and 1996, the Company contributed $1,029,000, $848,000 and $671,000, respectively, to the plan as matching contributions.

10.      Leases
-------------------------------------------------------------------------------
      The Company leases the right to subsidiary channel authorizations from FM radio stations and satellite network transmission capacity to broadcast the Company's information service to its subscribers. These leases are accounted for as operating leases and are for varying periods of one to ten years and contain annual renewal options for periods of up to five years.

      The Company also has various operating leases for office space, warehouse facilities and equipment. These leases expire on various dates through 2005 and generally provide for renewal options at the end of the lease. The Company is generally obligated to pay the cost of property taxes, insurance, utilities and maintenance on the leases.

      Future minimum lease payments under all non-cancelable operating leases at December 31, 1998 are as follows:



Year Ending December 31
-------------------------------------------------------------------------------

1999                                       $ 5,546,000
2000                                         4,597,000
2001                                         3,677,000
2002                                         2,517,000
2003                                         2,177,000
2004 and after                               2,575,000
-------------------------------------------------------------------------------
Total future minimum lease payments        $21,089,000




      Total rent expense on all operating leases was $5,920,000, $4,842,000 and $3,459,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

11.      Stock-Based Compensation
--------------------------------------------------------------------------------
      The Company has employee and director stock option plans with aggregate limits of 2,800,000 shares for the employee plan and 210,000 shares for the non-employee director plan. The exercise price of the stock options is equal to the market value of the Company's common stock on the date of grant. The options are exercisable for a period of up to ten years from the date of grant and generally vest equally over a period of three years.

                                       52

      At December 31, 1998, shares of the Company's authorized but unissued common stock were reserved for issuance as follows:




                                    Shares
--------------------------------------------
Employee stock option plan          691,226
Non-employee director plan           83,003
--------------------------------------------
Total                               774,229





      The Company accounts for its stock-based compensation plans under the provisions of APB 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans.

      The effects on 1998, 1997 and 1996 net income (loss) and income (loss) per share of accounting for stock-based compensation based on the fair value method at the grant dates consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, are shown in the pro forma information to the right:


Pro Forma                          1998                1997            1996
-------------------------------------------------------------------------------
Net Income (Loss)
  As Reported                 $ (3,742,759)        $  2,236,081    $  (958,306)
  Proforma                    $ (5,427,339)        $    920,827    $(2,452,206)
Diluted Income (Loss)
per share
  As Reported                 $      (0.33)        $       0.19    $     (0.09)
  Proforma                    $      (0.48)        $       0.08    $     (0.23)
-------------------------------------------------------------------------------
Fair Value Per Share          $      15.70         $      11.56    $      8.22




      The fair value for options granted under the above mentioned plans was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                      1998            1997         1996
-------------------------------------------------------------------------------
Risk-free interest rate               5.5 %           5.5 %        5.4 %
Dividend yield                        0.0 %           0.0 %        0.0 %
Expected volatility                  53.0 %          51.0 %       56.0 %
Expected life (years)                 4.95            5.60         4.75




The following table summarizes the stock options as of December 31, 1998, 1997, 1996:



                                                  1998                         1997                           1996
---------------------------------------------------------------------------------------------------------------------------------
                                                  Weighted-Average               Weighted-Average               Weighted-Average
                                          Shares   Exercise Price        Shares    Exercise Price      Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         1,546,432   $ 10.55           1,520,810     $   9.04        1,276,959    $    5.79
---------------------------------------------------------------------------------------------------------------------------------
Granted                                    253,458   $ 29.87             207,350     $  21.60          538,800    $   15.64
Exercised                                 (368,992)  $  7.25            (119,644)    $   8.33         (134,878)   $    5.64
Cancelled                                  (46,521)  $ 22.59             (62,084)    $  14.23         (160,071)   $    7.93
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               1,384,377   $ 14.57           1,546,432     $  10.55        1,520,810    $    9.04
---------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                 895,230   $  9.48             968,834     $   7.25          741,409    $    5.67




The following table summarizes the stock options outstanding as of December 31, 1998:



                                                     Options Outstanding                                Options Exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                     Shares             Weighted-Average     Weighted-Average      Shares      Weighted-Average
                                   Outstanding           Remaining Life       Exercise Price     Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
$ 0.00 -  $ 5.50                    451,853             3.7 years             $ 4.67               451,853      $  4.67
$ 5.75 -  $14.42                    125,092             5.1 years             $ 8.71               125,042      $  8.71
$15.50 -  $15.50                    388,645             7.0 years             $15.50               246,995      $ 15.50
$15.67 -  $41.75                    418,787             8.6 years             $26.14                71,340      $ 20.52
---------------------------------------------------------------------------------------------------------------------------------
$ 0.00 -  $41.75                   1,384,377            6.3 years             $14.57               895,230      $  9.48


12.       Earnings Per Share
-------------------------------------------------------------------------------

      The following table shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The dilutive potential common shares outstanding were 878,837 and 855,640 for 1998 and 1996, respectively, and were not included in computing diluted earnings per share because their effects were antidilutive.


                                                  1998                            1997                              1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                      Per-Share                           Per-Share                        Per-Share
                                 Income      Shares     Amount     Income      Shares      Amount    Income       Shares    Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS
  Net Income (Loss)          $ (3,742,759) 11,358,934  $ (0.33)   $2,236,081  11,100,684    $0.20    $ (958,306)  10,657,893 $(0.09)
Effect of Dilutive
  Securities
  Stock Options and Warrants         -           -          -           -        981,872      -            -            -        -
-----------------------------------------------------------------------------------------------------------------------------------
Diluted EPS                  $ (3,742,759) 11,358,934  $ (0.33)   $2,236,081  12,082,556    $0.19    $ (958,306)  10,657,893 $(0.09)




                                       53

13.      Industry Segment Data
-------------------------------------------------------------------------------
      The Company operates in four principal industry segments - Agricultural, Weather, Financial and Energy. All segments provide comprehensive, time-sensitive information and communication services for their respective industries.

      The Agricultural segment (DTN Ag Services) provides information and services, including:agricultural market information, delayed and real time futures and options quotes and comprehensive news and weather for a variety of agribusiness industries; equipment locator and inventory management service for the farm implement dealer; weather, pricing, news and transportation information for the produce industry; and an electronic marketing system for the cotton industry.

      The Weather segment (DTN Weather Services) provides a comprehensive weather information system to meet the weather information needs of many industries including: aviation, broadcast, construction, forestry, marine, transportation, turf-related operations, emergency management and any other business relying on weather information to help carry out its operations.

      The Financial segment (DTN Financial Services) provides comprehensive information and services including; real-time quotes, news, charts and alerts for professional investors delivered via proprietary hardware, PC or over the internet; delayed quotes, business news and economic data for the individual investor; wholesale mortgage rates and prices for the mortgage industry; and software and data services to financial planners and independent brokers.

      The Energy segment (DTN Energy Services) provides pricing information and communications services including, delayed futures and options quotes plus selected financial information for the refined fuels industry, thus linking the refiners with their customers and real-time or delayed options and futures quotes, weather, news and information for the gas and electricity industries.

      The Other segment (Other Services) is general corporate activities not attributable to a specific industry segment and other industry services not material in nature and eliminations of inter-segment activity.

      Management primarily evaluates performance of each segment based on operating cash flow (operating income before depreciation and amortization),
EBITDA. The Company does not allocate income taxes and infrequent or extraordinary items to the individual industry segments. Inter-segment revenues have been recorded at amounts approximating market. The following table summarizes additional information regarding the Company's individual industry segments:


                                 1998                 1997           1996
--------------------------------------------------------------------------------
External revenues
  DTN Ag Services             $ 88,313,568      $ 87,574,829     $ 69,718,299
  DTN Weather Services          25,760,861        10,665,701        5,597,926
  DTN Financial Services        13,350,361        10,316,370        8,586,836
  DTN Energy Services           16,108,597        14,344,714       12,169,273
  Other Services                 5,452,959         3,472,738        2,311,379
-------------------------------------------------------------------------------
Total                         $148,986,346      $126,374,352     $ 98,383,713
-------------------------------------------------------------------------------

Inter-segment revenues
  DTN Ag Services             $       -         $       -        $       -
  DTN Weather Services           1,038,231              -                -
  DTN Financial Services            24,611              -                -
  DTN Energy Services                 -                 -                -
  Other Services                      -                 -                -
-------------------------------------------------------------------------------
                                 1,062,842              -                -
  Inter-segment
    Elimination                 (1,062,842)             -                -
-------------------------------------------------------------------------------
Total                         $       -         $       -        $       -
-------------------------------------------------------------------------------
Operating Income
  DTN Ag Services             $ 16,797,670      $ 18,773,860     $ 11,169,290
  DTN Weather Services          (2,649,423)       (2,174,723)      (1,685,060)
  DTN Financial Services        (3,559,403)       (2,701,058)      (2,471,838)
  DTN Energy Services            6,282,467         5,720,451        4,201,884
  Other Services               (12,708,135)       (7,235,127)      (4,293,485)
-------------------------------------------------------------------------------
Total (a)                     $  4,163,176      $ 12,383,403     $  6,920,791
-------------------------------------------------------------------------------
Depreciation
and Amortization
  DTN Ag Services             $ 33,176,299      $ 31,989,604     $ 26,013,461
  DTN Weather Services           6,839,166         3,575,805        1,588,449
  DTN Financial Services         4,226,327         3,196,835        2,730,428
  DTN Energy Services            2,003,109         2,124,352        1,918,895
  Other Services                 2,605,721         1,428,709        1,205,404
-------------------------------------------------------------------------------
Total                         $ 48,850,622      $ 42,315,305     $ 33,456,637
-------------------------------------------------------------------------------
Interest Expense
  DTN Ag Services             $  5,813,030      $  7,554,514     $  7,073,451
  DTN Weather Services           1,812,353           694,197          404,252
  DTN Financial Services           454,981           442,381          462,724
  DTN Energy Services              158,535           184,024          258,870
  Other Services                   210,769           223,115          232,973
-------------------------------------------------------------------------------
Total                         $  8,449,668      $  9,098,231     $  8,432,270
-------------------------------------------------------------------------------
Operating
Cash Flow (EBITDA)
  DTN Ag Services             $ 49,973,969      $ 50,763,464     $ 37,182,751
  DTN Weather Services           4,189,743         1,401,082          (96,611)
  DTN Financial Services           666,924           495,777          258,590
  DTN Energy Services            8,285,576         7,844,803        6,120,779
  Other Services (a)           (10,102,414)       (5,806,418)      (3,088,081)
-------------------------------------------------------------------------------
Total                         $ 53,013,798      $ 54,698,708     $ 40,377,428

                                       54

14.  Subsequent Events
-------------------------------------------------------------------------------


SmartServ Online, Inc. Letter of Intent:
      On January 26, 1999, the Company and SmartServ Online, Inc., (SSOL) based in Stamford, CT, (OTC-BB:SSOL) signed a Letter of Intent whereby the Company will merge with SmartServ Online, Inc. Shareholders of SmartServ Online, Inc. will receive stock of the Company. The Letter of Intent has been signed by the holders of a majority of the stock of SSOL on a fully diluted basis.

      Under the terms of the proposed transaction, the holders of outstanding stock of SSOL would receive shares of the Company Common Stock having an aggregate market value equal to the lesser of $14,850,000 or the amount determined by multiplying $3.20 by the number of shares of SSOL Common Stock held by SSOL Stockholders on an as if converted and fully diluted basis. The market value of a share of the Company's Common Stock for purposes of the proposed transaction would be based upon the average of its closing prices on the Nasdaq Stock Market on each of the 10 trading days ending on the third trading day prior to the date of the closing of the proposed transaction, but would not be lower than $28.35 or higher than $34.65.

      The Company will file a federal registration statement prior to the Closing covering all of the Company's Common Shares issued to the SSOL Stockholders in the proposed transaction. The registration, if effective, will permit the SSOL Stockholders to sell the Company's Common Shares into the public market. The transaction is subject to the execution of a definitive agreement, a fairness opinion and approval of a majority of the outstanding stock of SSOL. The parties anticipate the proposed transaction to close in June 1999.

1998 Revolving Credit Agreements:
      On January 29, 1999, the Company closed on the First Amendment to 1998 Revolving Credit Agreement. This agreement increased the revolving credit facility to $122,900,000 from the previous limit of $80,800,000. This amendment extended the term of the revolving credit facility to June 30, 2001 from the previous term of June 30, 2000. At January 29, 1999, $57,000,000 of the total commitment had been borrowed, with the remaining $65,900,000 available to the Company subject to certain restrictions.

                                       55
                                    - 789 -



                           Quarterly Data (Unuadited)

                     Years ended December 31, 1998 and 1997


Quarter                             First            Second             Third            Fourth            Total
-----------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
Revenues                             $ 34,425,147        $ 34,797,482       $ 39,733,540    $ 40,030,177      $ 148,986,346
Operating Income                     $  3,701,311        $ (3,030,844)      $  2,124,238    $  1,368,471      $   4,163,176
Income (Loss)
  Before Extraordinary Item          $  1,087,406        $ (3,076,542)(4)   $      9,987    $   (686,730)     $  (2,665,879)
Net Income (Loss)                    $     10,526(3)     $ (3,076,542)(4)   $      9,987    $   (686,730)     $  (3,742,759)
Basic Income (Loss) Per Share2
  Income (loss)
    before extraordinary item        $       0.10        $      (0.27)      $       -(5)    $      (0.06)     $       (0.24)
  Net Income (loss)                  $       -(5)        $      (0.27)      $       -(5)    $      (0.06)     $       (0.33)
Diluted Income (Loss) Per Share(2)
  Income (loss)
    before extraordinary item        $       0.10        $      (0.27)      $       -(5)    $      (0.06)     $       (0.24)
  Net Income (loss)                  $       -(5)        $      (0.27)      $       -(5)    $      (0.06)$            (0.33)
Operating Cash Flow1                 $ 14,784,727        $  8,581,338       $ 15,028,263    $ 14,619,470      $  53,013,798
Total Subscribers                         160,400             160,100            158,400         159,300            159,300
-----------------------------------------------------------------------------------------------------------------------------
Fiscal 1997
Revenues                             $ 29,466,873        $ 31,391,287       $ 32,216,238    $ 33,299,954      $ 126,374,352
Operating Income                     $  2,929,234        $  3,049,577       $  3,114,077    $  3,290,515      $  12,383,403
Net Income                           $    361,619        $    485,561       $    571,800    $    817,101      $   2,236,081

Basic Income Per Share(2)            $       0.03        $       0.04       $       0.05    $       0.07      $        0.20
Diluted Income Per Share(2)          $       0.03        $       0.04       $       0.05    $       0.07      $        0.19

Operating Cash Flow1                 $ 13,141,205        $ 13,508,667       $ 13,770,835    $ 14,278,001      $  54,698,708
Total Subscribers                         151,800             153,700            155,700         158,800            158,800





1  Operating income before depreciation and amortization expense.
2 Net income per share for each of the four quarters may not agree to net income per share for the year due to rounding.
3 Includes an Extraordinary Item, net of tax of $1,076,880 for the early extinguishment of $15,000,000 11.25% Senior Subordinated Notes due December, 2004.
4 Includes $5,800,000 on a pre-tax basis and $3,716,000 on an after tax basis for non-recurring satellite costs related to Galaxy IV outage.
5  Less than one cent per share.



                              Trading Information
-----------------------------------------------------------------------------
                           Market Price 1998                Market Price 1997
                           -----------------                -----------------

Quarter Ended            High     Low     Last            High     Low     Last
March 31                38 1/2   26 1/4   34 1/2         28 3/4   21 1/4  26 1/4
June 30                 46       34 3/4   40             33 1/4   22 3/4  31 3/4
September 30            40 1/2   24       30             32 1/2   27 1/4  29 1/2
December 31             35       22 1/4   28 7/8         32 5/8   25 3/4  28




      The Company's common stock trades on The Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: DTLN. On December 31, 1998, there were approximately 500 stockholders of record, not including beneficial holders whose shares are held in names other than their own.

                                       56

                               Board Of Directors
-------------------------------------------------------------------------------
                     Data Transmission Network Corporation
Roger R. Brodersen
Chairman of the Board
Chief Executive Officer
Data Transmission Network Corp.

Scott A. Fleck
Vice President
Director of Engineering
Data Transmission Network Corp.

Richard R. Jaros
Director
Level 3 Communications, Inc.
CalEnergy Company, Inc.
RCN Corporation and
Commonwealth Telephone

Peter H. Kamin
President
Peak Management, Inc.

David K. Karnes
President
Chief Executive Officer
The Fairmont Group Inc.
Of Counsel, Kutak Rock law firm

J. Michael Parks
President
Chief Executive Officer
Alliance Data Systems

Jay E. Ricks
Chairman of the Board
Douglas Communications Corp.

Greg T. Sloma
President
Chief Operating Officer
Data Transmission Network Corp.

Roger W. Wallace
Senior Vice President
Data Transmission Network Corp.



                               Corporate Officers
-------------------------------------------------------------------------------
                     Data Transmission Network Corporation
Roger R. Brodersen
Chairman of the Board
Chief Executive Officer

Greg T. Sloma
President
Chief Operating Officer

Brian L. Larson
Vice President
Chief Financial Officer and
Secretary

James J. Marquiss
Senior Vice President
Director of Business Research and Product Development

Roger W. Wallace
Senior Vice President
President, Ag Services Division

Charles R. Wood
Senior Vice President
President, Financial Services Division

William R. Davison
Vice President
President, Ag Services

Scott A. Fleck
Vice President
Director of Engineering

H. Wade German
Vice President
Business Research

Daniel A. Petersen
Corporate Controller and
Treasurer

Joseph A. Urzendowski
Vice President, Operations



                                       57

                              INVESTOR INFORMATION
-------------------------------------------------------------------------------
Corporate Headquarters
Data Transmission Network Corporation
9110 West Dodge Road, Suite 200
Omaha, NE 68114
(402) 390-2328
www.dtn.com

Independent Auditors
Deloitte & Touche LLP

Stock Transfer Agent
First National Bank of Omaha
Attn: Corporate Trust Services
One First National Center
Omaha, Nebraska 68102

Annual Shareholders Meeting
The annual shareholders meeting will be held on:
Wednesday, April 28, 1999 at 10:00 A.M., at the Holiday Inn-Northwest, 655 North 108th Avenue, Omaha, Nebraska.

Form 10-K
A copy of the company's form 10-K filed with the securities and exchange commission is available without charge upon written request to:

Secretary
Data Transmission Network Corporation
9110 West Dodge Road, Suite 200
Omaha, Nebraska 68114

Dividends
The Company has never paid any dividends and has no present intention of so doing. Payment of cash dividends in the future, if any, will be determined by the Board of Directors in light of the Company's earnings, financial condition and other relevant considerations.




                                      58
                                    - 792 -